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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WHEATON RIVER MINERALS LTD.
(Name of subject company)

WHEATON RIVER MINERALS LTD.
(Name of person filing statement)

COMMON SHARES
(Title of class of securities)

962902102
(CUSIP Number of class of securities)

Peter Barnes, Executive Vice-President and Chief Financial Officer
Suite 1560
200 Burrard Street
Vancouver, British Columbia V6C 3L6
Canada
(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Brice T. Voran
Christopher J. Cummings
Shearman & Sterling LLP
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Canada
(416) 360-8484

and

Paul M. Stein
Jeffrey P. Roy
Mark T. Bennett
Cassels Brock & Blackwell LLP
2100 Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3C2
Canada
(416) 869-5300

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

        The name of the subject company is Wheaton River Minerals Ltd., an Ontario corporation ("Wheaton"). The address of the principal executive offices of Wheaton is Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 Canada. The telephone number of Wheaton at its principal executive offices is (604) 696-3000.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common shares of Wheaton (the "Wheaton Shares"). As of August 31, 2004 there were 569,285,931 Wheaton Shares issued and outstanding and options and warrants to purchase 199,610,887 Wheaton Shares ("Wheaton Share Rights").

Item 2.    Identity and Background of Filing Person

        The filing person is the subject company. Wheaton's name, business address and business telephone number are set forth in Item 1 above.

        This Schedule 14D-9 relates to the offer by Coeur D'Alene Mines Corporation, an Idaho corporation ("Coeur"), Coeur d'Alene Mines Holdings Company, an Idaho corporation ("New Coeur"), and Coeur d'Alene Canadian Acquisition Corporation, a New Brunswick Company ("Canadian Exchange Co." and, together with, Coeur and New Coeur, the "Offerors), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated August 23, 2004, to purchase all outstanding Wheaton Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2004, contained in Amendment No. 1 to a Registration Statement on Form S-4 (File No. 333-117325) (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments and supplements thereto collectively constitute the "Coeur Offer"), to pay as consideration for each issued and outstanding Wheaton Share, at the election of the holder, any one of the following:

  •
  Cdn$5.47 in cash, subject to proration if the aggregate amount to be paid is in excess of Cdn.$570 Million (the "Tender Cash Maximum" as defined in the Offer to Purchase); or

  •
  0.796 shares of common stock ("Coeur Shares") of a new corporation resulting from a proposed reorganization of Coeur, referred to in the Coeur Offer as "New Coeur"; or

  •
  0.796 Exchangeable Shares ("Coeur Exchangeable Shares") of Canadian Exchange Co., a new, wholly owned Canadian subsidiary of Coeur, exchangeable for a like number of shares of common stock of New Coeur.

        No offer has been made to purchase the Wheaton Share Rights.

        As set forth in the Schedule TO, the principal executive offices of the Offerors is 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814, U.S.A.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

  Arrangements or Agreements Regarding Wheaton.

        To the best of Wheaton's knowledge, except as disclosed herein, there are no known existing or potential conflicts of interest among Wheaton, its directors or executive officers with respect to the Coeur Offer.

        Share Ownership.    As at August 31, 2004, the directors and executive officers of Wheaton, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,059,605 Wheaton Shares, representing approximately 0.2% of the total number of Wheaton Shares outstanding before giving effect to the exercise of Wheaton Share Rights held by such directors and executive officers. See "Ownership of Securities of Wheaton" in the Directors' Circular attached hereto as Appendix A and incorporated by reference herein (the "Directors' Circular").

        Executive Compensation.    The following table provides information for the three financial years ended December 31, 2003 regarding compensation paid to or earned by Wheaton's executive officers (the "Executive Officers") at December 31, 2003.

Summary Compensation Table(1)

		Annual Compensation						Long-Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)		Securities Under Options Granted (#)	All Other Compensation ($)
Ian W. Telfer Chairman and Chief Executive Officer	2003 2002 2001	428,113 213,321 39,222	(3)	535,111 222,873 Nil		Nil Nil Nil	(4) (4) (4)	6,000,000 750,000 1,000,000	Nil Nil 12,551	(5)
Peter Barnes Executive Vice President and Chief Financial Officer	2003 2002 2001	95,136 N/A N/A	(6)	89,190 N/A N/A		Nil N/A N/A	(4)	1,350,000 N/A N/A	37,817 N/A N/A	(6)
Russell Barwick(7) Executive Vice President of Wheaton and President of Wheaton Minerals Asia Pacific Ltd. (Australia)	2003 2002 2001	341,500 N/A N/A	(2)(8)	82,035 N/A N/A	(2)(9)	30,700 N/A N/A		1,350,000 N/A N/A	N/A N/A N/A
Eduardo Luna(7) Executive Vice President of Wheaton and President of Luismin, S.A. de C.V.	2003 2002 2001	236,739 124,801 N/A	(10)	97,213 45,850 N/A	(10)	70,595 32,263 N/A	(10)(11)	1,765,000 650,000 N/A	Nil Nil N/A

(1)
All dollar amounts are expressed in United States dollars. The 2003 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.4015 which is the Bank of Canada 2003 average noon rate of exchange. The 2002 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5704 which is the Bank of Canada 2002 average noon rate of exchange. The 2001 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5935 which is the March 31, 2002 rate of convenience used for Wheaton's 2001 audited consolidated financial statements.

(2)
Mr. Barwick's 2003 salary, bonus and other annual compensation of Australian $453,750, Australian $109,000 and Australian $40,792, respectively, are expressed in United States dollars and are based on the exchange rate for United States dollars to Australian dollars of US$1.00 to Australian $1.3287 which was the Bank of Canada noon rate of exchange on December 31, 2003.

(3)
Mr. Telfer was appointed as Chairman and Chief Executive Officer of Wheaton effective September 28, 2001. This amount represents salary from October 1, 2001 to December 31, 2001.

(4)
The value of perquisites and other personal benefits for each of Messrs. Telfer and Barnes are less than the lesser of Cdn$50,000 and 10% of the total annual salary and bonus and, in accordance with Canadian disclosure rules, are therefore not disclosed.

(5)
Mr. Telfer was paid $12,551 in consulting fees prior to being appointed as Chairman and Chief Executive Officer of Wheaton.

(6)
Mr. Barnes was appointed as Executive Vice President of Wheaton in February 2003 and as Chief Financial Officer of Wheaton effective July 1, 2003. Salary of $95,136 represents the period from May 1, 2003 to December 31, 2003. All other compensation of $37,817 was paid during the period from February 1, 2003 to April 30, 2003 for consulting fees.

(7)
These salaries were wholly or partially paid by subsidiaries of Wheaton.

(8)
Mr. Barwick was appointed as Executive Vice President of Wheaton and President of Wheaton Minerals Asia Pacific Pty Ltd. in February 2003. This amount represents salary from February 1, 2003 to December 31, 2003.

(9)
This amount includes the statutory Australian superannuation in an amount equal to 9% of Mr. Barwick's annual base salary.

        Stock Options.    See "Issuances of Securities of Wheaton" in the Directors' Circular.

        The following table provides details regarding stock options exercised by the Wheaton Executive Officers during the financial year ended December 31, 2003 and year-end option values.

2

Aggregated Option Exercises During 2003 and Year-End Option Values

			Unexercised Options at December 31, 2003		Value of Unexercised in-the-money Options at December 31, 2003(1)
	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)
Name			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Ian W. Telfer	750,000	2,051,593	6,750,000	250,000	9,188,332	524,218
Peter Barnes	200,000	369,543	1,150,000	Nil	1,420,226	Nil
Russell Barwick	Nil	N/A	1,350,000	Nil	1,802,567	Nil
Eduardo Luna	1,583,334	2,721,230	615,000	216,666	295,032	454,321

(1)
Calculated using the closing price of the Wheaton Shares on the Toronto Stock Exchange on December 31, 2003 of Cdn$3.87 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Wheaton Shares on the date of exercise. The exchange rate for Canadian dollars to United States dollars used is Cdn$1.00 to US$0.7738 or US$1.00 to Cdn$1.2924, being the Bank of Canada noon rate of exchange on December 31, 2003.

        Luismin Pension Plan.    Luismin S.A. de C.V. maintains a non-contributory defined benefit pension plan (the "Pension Plan") pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement. Under the Pension Plan, the amount of an individual's pension is based on the last 12 months salary plus Christmas bonus. The normal retirement age under the Pension Plan is 65.

        The following table sets forth the total annual retirement benefits payable under the Pension Plan to participants in the specified remuneration and years of service categories, assuming retirement at age 65:

	Years of Service
Remuneration ($)
	15	20	25	30	35
125,000	14,307	17,877	21,446	28,042	28,042
150,000	17,920	22,393	26,866	35,351	35,351
175,000	21,533	26,909	32,285	42,661	42,661
200,000	25,147	31,426	37,705	49,970	49,970
225,000	28,760	35,942	43,125	57,279	57,279
250,000	32,373	40,459	48,544	64,588	64,588
300,000	39,600	49,492	59,385	79,209	79,209
400,000	54,052	67,558	81,064	108,446	108,446
500,000	68,505	85,624	102,743	137,684	137,684

        The above table is applicable to Mr. Luna, who has 14.6 years of service.

        Employment Agreements.    See "Arrangements or Agreements Regarding Wheaton" in the Directors' Circular.

        Other than as described above, Wheaton and its subsidiaries have no compensatory plans or arrangements with respect to the Wheaton Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with Wheaton and its subsidiaries, from a change of control of Wheaton and its subsidiaries or a change in the Wheaton Executive Officers' responsibilities following a change of control.

        Compensation of Directors.    The unrelated directors of Wheaton receive $20,000 per annum, plus $2,000 for each meeting of the Wheaton Board of Directors or committee of the Wheaton Board of Directors attended. During the financial year ended December 31, 2003, total compensation paid to these unrelated directors was $118,000 and no other fees were paid to directors of Wheaton for their services in their capacity as directors. During the financial year ended December 31, 2003, Wheaton granted stock options to six non-executive directors to purchase an aggregate of 4,600,000 Wheaton Shares.

        None of the directors of Wheaton were compensated in their capacity as a director by Wheaton and its subsidiaries during the financial year ended December 31, 2003 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

3

        Indebtedness of Directors and Executive.    The following table provides details regarding the indebtedness of directors and executive officers of Wheaton during the financial year ended December 31, 2003 and as at April 28, 2004.

Name and Principal Position	Involvement of Wheaton(1)	Largest Amount Outstanding During Financial Year Ended December 31, 2003 ($)		Amount Outstanding as at April 28, 2004 ($)
Eduardo Luna Executive Vice President of Wheaton and President of Luismin, S.A. de C.V.	Lender	48,702	(2)	25,067	(2)

(1)
These loans were made by Servicios Administrativos, a subsidiary of Luismin, S.A. de C.V. which is a wholly-owned subsidiary of Wheaton.

(2)
All indebtedness relates to loans to purchase automobiles. The loans are interest-free, repayable on a monthly basis, mature in 2005 and are secured against the automobile purchased with the respective loan.

        Effective July 30, 2002, Section 402 of the United States Sarbanes-Oxley Act of 2002 precludes Wheaton from directly or indirectly, including through a subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of such companies. The prohibition on personal loans to executives does not apply to loans outstanding on July 30, 2002 provided there is no material modification of any term of such indebtedness or any renewal of such indebtedness after July 30, 2002. Wheaton does not extend credit to any of its current directors or executive officers.

  Arrangements or Agreements Regarding Coeur

        No contract or arrangement or agreement has been made, or is proposed to be made, among the Offerors and any of the directors or executive officers of Wheaton relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office. None of the directors or executive officers of Wheaton is a director or executive officer of Coeur or any of its subsidiaries. None of the directors or executive officers of Wheaton, and to the knowledge of such directors and officers after reasonable enquiry, none of their associates, has any interest in any material contract to which one of the Offerors is a party. None of Wheaton or the directors or executive officers of Wheaton or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with Wheaton, owns, directly or indirectly, or exercises control or direction over, any securities of Coeur.

Item 4.    The Solicitation or Recommendation

        (a)   Recommendation of the Board of Directors

        The Board of Directors of Wheaton (the "Board" or the "Board of Directors") unanimously recommends that Wheaton Shareholders reject the Coeur Offer and not tender their shares to the Coeur Offer.

        (b)   (i) Background

        See "Background to the Offer" in the Directors' Circular.

             (ii) The Special Committee

        See "The Special Committee" in the Directors' Circular.

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             (iii) Reasons for the Recommendation of the Special Committee and the Board of Directors

        See "Recommendation of the Special Committee to the Board," "Analysis and Reasons for the Special Committee's Conclusion and Recommendation" and "Reasons for the Directors' Recommendation" in the Directors' Circular.

             (iv) Opinion of Financial Advisor

        See "Opinion of Orion Securities Inc." in the Directors' Circular.

        (c)   Intentions of executive officers and directors

        See "Intentions of Directors, Officers and Others" in the Directors' Circular.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        Pursuant to an engagement letter, as amended, the Special Committee formally retained Orion to act as its financial advisor in connection with the Arrangement, the First through Fourth Coeur Proposals, the Coeur Offer and any offer by Coeur to Wheaton's Shareholders in Canada, if and when made. The Special Committee retained Orion based upon Orion's qualifications as a Canadian investment banking and advisory firm with recognized expertise in the mining sector. Orion, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Orion has provided financing services for Wheaton and Coeur by participating in underwritten offerings for each and has received fees for these services. In particular, Orion participated as co-manager in one underwritten offering made by Coeur in 2003 and as co-manager in three underwritten offerings made by Wheaton in 2003.

        Pursuant to the engagement letter, as amended, Orion will receive fees of Cdn$750,000, plus applicable taxes. Wheaton has also agreed to indemnify Orion and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Orion, or any of its affiliates against certain liabilities and expenses, including liabilities under applicable securities laws, related to or arising out of Orion's engagement.

        In connection with the Arrangement, Wheaton engaged Endeavour Financial Ltd., ("Endeavour") and GMP Securities Ltd. ("GMP") to provide financial advisory services to Wheaton. In accordance with the terms of the agreement entered into by Wheaton with Endeavour and GMP at that time, Endeavour and GMP are entitled to be paid a fee (the "Fee") calculated as 0.50% of the Enterprise Value of Wheaton, to a maximum of US$10 million plus any applicable goods and services taxes upon the closing of a Transaction. "Enterprise Value" is to be calculated using the undiluted issued shares of Wheaton, plus any debt outstanding, less cash balances. A "Transaction" includes a merger, acquisition, amalgamation or sale. The agreement is in effect for a period of four months from March 26, 2004, and continues in force on a month to month basis, subject to termination on 30 days written notice. The agreement remains in effect as of the date hereof. The Fee is payable, if a Transaction is concluded within 18 months of termination of the agreement, with a party contacted by Endeavour, GMP or Wheaton, or by a party who has contacted Endeavour, GMP or Wheaton, during the term of the agreement.

        Wheaton has also entered into an agreement with Kingsdale Shareholder Services Inc., ("Kingsdale") for the provision of services as information agent and other consulting services in relation to the Coeur Offer and any Canadian take over bid made by the Offerors, Kingsdale's fee for the provision of these services will be Cdn.$225,000.

        Wheaton has engaged Cassels, Brock & Blackwell, LLP as external Canadian counsel and Shearman & Sterling LLP as external United States counsel, and the Special Committee has engaged Farris as its independent legal counsel, in each case to provide legal advice and services with respect to the Coeur Offer and related matters. Wheaton will pay fees to each of these firms in amounts usual for the advice and services being provided.

5

        Except as described above, neither Wheaton, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Coeur Offer.

Item 6.    Interest in Securities of the Subject Company

        See "Trading in Securities of Wheaton" in the Directors' Circular.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Statement, Wheaton is not currently undertaking or engaged in any negotiations in response to the Coeur Offer that relate to (a) a tender offer for or other acquisition of Wheaton's securities by Wheaton, any subsidiary of Wheaton or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Wheaton or any subsidiary of Wheaton; (c) any purchase, sale or transfer of a material amount of assets of Wheaton or any subsidiary of Wheaton; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Wheaton.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Coeur Offer that relate to one or more of the events referred to in the preceding paragraph.

        See "No Material Changes" in the Directors' Circular.

Item 8.    Additional Information

        (a)   Ontario Business Corporations Act

        Wheaton is incorporated under the laws of the Province of Ontario.

        No dissenters' or appraisal rights are available in connection with the Offer to Purchase. However, if a subsequent acquisition transaction is completed, Wheaton Shareholders will have certain rights under Sections 185, 188 and 189, as applicable, of the Business Corporations Act (Ontario) (referred to herein as the "OBCA") to dissent and demand dissenters' rights and to receive payment in cash of the fair value of their Wheaton Shares. The OBCA provides that shareholders of a corporation governed thereunder who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The OBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include:

  (i)
  any amalgamation with another corporation (other than with certain affiliated corporations);

  (ii)
  an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

  (iii)
  an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

  (iv)
  a continuance under the laws of another jurisdiction;

  (v)
  a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

  (vi)
  a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or

  (vii)
  certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

6

        (b)   Regulatory Approvals

        Except as set forth herein, Wheaton is not aware of any licenses or regulatory permits that appear to be material to the business of Wheaton and its subsidiaries, taken as a whole, and that might be adversely affected by the acquisition of Wheaton Shares in the Coeur Offer. In addition, except as set forth herein, Wheaton is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Wheaton Shares. Should any such approval or other action be required, Wheaton cannot be certain that the Offerors will be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Wheaton's or the Offerors' respective businesses. In that event, the Offerors may not be required to purchase any Wheaton Shares under the Coeur Offer. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Antitrust — United States.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Pursuant to the requirements of the HSR Act, the Offerors state in their Offer to Purchase that they intend to file a Premerger Notification and Report Form with respect to the Coeur Offer with the Antitrust Division and the FTC as soon as practicable.

        Under the provisions of the HSR Act applicable to the Coeur Offer, the Offerors may not consummate the purchase of Wheaton Shares until the expiration of a 15 calendar day waiting period following the filing by the Offerors, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information prior to the expiration of the waiting period. It is a condition to the Coeur Offer that the waiting period applicable under the HSR Act to the Coeur Offer expire or be terminated. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Antitrust — Canada.    Part IX of the Competition Act (Canada) requires pre-merger notification to the Commissioner of Competition (the "Commissioner") for transactions that exceed certain financial thresholds and, in the case of share acquisitions, exceed an additional voting interest threshold. The acquisition contemplated by the offer to purchase may be a transaction that will exceed those thresholds.

        If a transaction is subject to pre-merger notification, a filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction can be completed. Alternatively, the parties to a transaction may seek to comply with Part IX by requesting an advance ruling certificate ("ARC") prior to completing the transaction. The Commissioner may issue an ARC if she is satisfied that she would not have sufficient grounds to challenge the proposed transaction before the Competition Tribunal under the merger provisions of the Competition Act (Canada) or, in the alternative, the Commissioner may choose to issue a "no action" letter and accompanying waiver of the pre-merger notification requirements.

        The acquisition contemplated by the Coeur Offer may be subject to pre-merger notification. The Offerors state in the Offer to Purchase that they propose to apply for an ARC on the basis that the transaction presents no competitive concerns in Canada because the Offerors and their affiliates carry on no business in Canada that competes in a substantive manner with that of Wheaton and its affiliates. The acquisition contemplated by the Coeur Offer may require pre-merger notification to the Commissioner in the event an ARC is not granted by the Commissioner or the Commissioner does not waive the notification requirement. It is a condition to the Coeur Offer that the Commissioner issue an ARC or, alternatively, the expiration or waiver of any waiting period related to merger pre-notification, if applicable, together with the receipt of advice from the Commissioner to the satisfaction of the Offerors, in their reasonable judgment, that she does not intend to oppose the acquisition contemplated by the Offer to Purchase, if such advice is considered by the Offerors, in their reasonable judgment, to be desirable. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

7

        Antitrust — Brazil.    Under Brazilian Law No. 8,884, enacted on June 11, 1994, certain merger and acquisition transactions are subject to the review of the Brazilian Antitrust System which is composed of (i) the Secretariat of Economic Monitoring — SEAE, which is the body that is responsible to the Ministry of Finance, (ii) the Secretariat of Economic Law — SDE, which is the body that is responsible to the Ministry of Justice, and (iii) the Administrative Council for Economic Defense — CADE, which is the body that will render the final approval. Should such approval or other action be required, in connection with the Coeur Offer, it is not certain that the Offerors will be able to obtain any approval or action without substantial conditions that may be adverse to Wheaton's or the Offerors' respective businesses. In that event, the Offerors may not be required to purchase any Wheaton Shares under the Coeur Offer. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Antitrust — Argentina.    Under Argentine Competition Defense Law No. 25,156, certain merger and acquisition transactions are subject to notification to, and approval by, the Competition Defense Commission (the "Commission"). A consultative opinion will be required to be filed with the Commission requesting a ruling as to whether the Coeur Offer qualifies as a transaction that requires a notification to, and approval by, the Commission. If such approval is required it is not certain that the Offerors will be able to obtain such approval without substantial conditions that may be adverse to Wheaton's or the Offerors' respective businesses. In that event, the Offerors may not be required to purchase any Wheaton Shares in the Coeur Offer. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Antitrust — Mexico.    Under the Mexican Antitrust Law, certain merger and acquisition transactions are subject to notification to the Federal Antitrust Commission (the "Antitrust Commission"). The Antitrust Commission, within 45 calendar days following the notification, may object to the combination. The Coeur Offer may be subject to such notification.

        Foreign Approvals.    Certain acquisitions of control of Canadian businesses by non-Canadians are subject to review under the Investment Canada Act, a Canadian statute that governs such acquisitions. If an acquisition is reviewable, the acquiror must submit an application for review with prescribed information to Industry Canada and, before the acquisition may be completed, the Minister of federal Cabinet responsible for Industry Canada must determine that the investment is likely to be of "net benefit to Canada." The Minister has an initial 45-day period to make his or her determination. The Minister may extend the period for a further 30 days by giving notice to the prospective acquiror. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, he or she must send a notice to that effect to the prospective acquiror, and the acquiror has 30 days to make representations and submit undertakings to the Minister in an attempt to change his or her decision. The Offerors state in the Offer to Purchase that they intend to confirm whether the acquisition to purchase is reviewable under the Investment Canada Act and, if it is reviewable, make an application for review under such Act as soon as practicable. It is a condition to the Coeur Offer that, if the Coeur Offer requires review under the Investment Canada Act, the completion of such review and the receipt of confirmation from the Minister responsible for Industry Canada that he is satisfied that the acquisition is likely to be of net benefit to Canada, which confirmation shall be on terms satisfactory to the Offerors, in their reasonable judgment. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

        Under Australia's Foreign Acquisitions and Takeovers Act 1975, certain proposed acquisitions of interests in Australian companies by foreign persons or corporations must be notified to, and approval obtained from, the Foreign Investment Review Board (the "FIRB"). This includes acquisitions of Australian entities which operate in the mining industry or have an interest in Australian urban land. Peak Gold Mines Pty Ltd., an Australian subsidiary of Wheaton, satisfies both these tests and notification to and approval from the FIRB with respect to the Coeur Offer may be required. Wheaton cannot be certain that the Offerors will be able to obtain such approval without substantial conditions that may be adverse to Wheaton's or the Offerors' respective businesses. In that event, the Offerors may not be required to purchase any Wheaton Shares in the Coeur Offer. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

8

        Wheaton owns assets and conducts business in other foreign jurisdictions. In connection with the acquisition of the Shares of Wheaton under the Coeur Offer, the laws of certain of those foreign jurisdictions may require the filing with, or consents of, governmental authorities in such jurisdictions. The governments in those jurisdictions might attempt to impose additional conditions on Wheaton's operations conducted in those jurisdictions as a result of the acquisition of Wheaton Shares in the Coeur Offer. If such a filing is made for the requisite foreign approvals or consents, Wheaton cannot be certain that such approvals or consents will be granted and, if such approvals or consents are received, Wheaton cannot be certain as to the date of those approvals or consents. In addition, Wheaton cannot be certain that compliance or noncompliance will not have adverse consequences for Wheaton or any of its subsidiaries after purchase of Wheaton Shares pursuant to the Coeur Offer or the Merger. In that case, the Offerors may not be obligated to accept for purchase, or pay for, any Wheaton Shares tendered. See "Offer to Purchase — Conditions to the Offer" contained in the Offer to Purchase.

Item 9.    Exhibits

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Directors' Circular, dated September 3, 2004 (included as Appendix A to this Statement).
(a)(2)	Press Release, dated September 3, 2004.
(e)	None.
(g)	None.

9

APPENDIX A

A-1

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Kingsdale Shareholder Services Inc. at the toll free number listed on the back page of this Directors' Circular.

DIRECTORS' CIRCULAR

RECOMMENDING

REJECTION

OF THE OFFER BY

COEUR D'ALENE MINES HOLDINGS COMPANY AND COEUR D'ALENE
CANADIAN ACQUISITION CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF

Wheaton River Minerals Ltd.

The Board of Directors of Wheaton River Minerals Ltd. unanimously recommends that shareholders REJECT the Offer and NOT TENDER their common shares of Wheaton River Minerals Ltd. to the Offer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be adversely affected by the fact that Wheaton River Minerals Ltd. is located in Canada and that some or all of its officers and directors are residents of Canada or other foreign countries.

SEPTEMBER 3, 2004

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Directors' Circular includes "forward-looking statements". All statements, other than statements of historical fact, included in this Directors' Circular that address activities, events or developments that Wheaton expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Wheaton's business, operations, plans and other such matters are forward-looking statements. When used in this Directors' Circular, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

        The statements made in this Directors' Circular about the anticipated impact the Coeur Offer may have on the combined operations of Wheaton and Coeur, as well as the expected results from these transactions, are forward-looking statements. Other forward-looking statements include but are not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve and resource estimates and reserve conversion rates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Wheaton or Coeur to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the public disclosure documents of Wheaton and Coeur. Although attempts have been made to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

September 3, 2004

Dear Shareholder:

Re:  Unsolicited Take-Over Bid by Coeur d'Alene Mines Corporation

        You recently received a take-over bid from Coeur d'Alene Mines Corporation, Coeur d'Alene Mines Holdings Company and Coeur d'Alene Canadian Acquisition Corporation to purchase all of the outstanding Wheaton Shares for Coeur Shares or Coeur Exchangeable Shares or a combination of cash and Coeur Shares or Coeur Exchangeable Shares. This take-over bid was not solicited or negotiated by Wheaton and arrives three months after Coeur made the first of four proposals to combine its business with Wheaton, two months after it announced that it intended to make an unsolicited offer to the Wheaton Shareholders and 40 days after Coeur made an offer to our Wheaton Shareholders in the United States; an offer that Coeur withdrew at the request of the United States Securities and Exchange Commission.

        Your Board of Directors has unanimously determined that the Coeur Offer is not in your best interests. The Board unanimously recommends that you REJECT the Coeur Offer and that you NOT TENDER your shares under the Offer. If you have already tendered any of your Wheaton Shares under the Offer, you should withdraw them immediately. Wheaton Shareholders who have deposited Wheaton Shares under the Coeur Offer and who wish to obtain advice or assistance in withdrawing their Wheaton Shares are urged to contact Kingsdale Shareholder Services Inc., toll free at 1-866-749-5464.

        In reaching its conclusion, the Board relied upon, among other things, the report and recommendation of a Special Committee of Wheaton's independent directors. The Board and the Special Committee also relied upon the opinion of Orion Securities Inc. that states, subject to the assumptions and limitations contained therein, that the consideration that Coeur is offering is inadequate from a financial point of view to the Wheaton Shareholders. The Special Committee's assessment of the Coeur Offer and its reasons for the recommendation that you reject the Coeur Offer, as adopted by the Board, are set out in the accompanying Directors' Circular.

        In making your decision regarding the Coeur Offer you should consider the following reasons for the recommendation of the Special Committee and the Board:

  •
  There are no financial or strategic benefits to Wheaton or the Wheaton Shareholders under the Coeur Offer and a business combination with Coeur is not in the best interests of the Wheaton Shareholders.

  •
  The Coeur Offer is financially inadequate and highly dilutive.

  •
  Coeur has a lengthy history of significant net losses and has experienced negative cash flow from operating activities over the past five and one-half years.

  •
  Coeur has not had sufficient earnings to cover its fixed charges (i.e. interest and preferred stock dividends) in each of the last five years.

  •
  Coeur's development properties are subject to significant risks and its existing mines are nearing the end of their mine life.

  •
  The pro-forma debt-to-equity ratio of the combined Coeur/Wheaton company proposed by Coeur will present an increased financial risk and a riskier capital structure than Wheaton and peer group companies.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

  •
  Coeur has financed its operations through the use of convertible debt resulting in significant potential dilution.

  •
  The Coeur Offer requires Coeur shareholder approval and is highly conditional.

  •
  The technical reports Coeur has filed prior to the date of this Directors' Circular relating to the San Bartolomé project fail to provide important information.

  •
  The value of the Coeur Offer is not Cdn$5.47 per share. The value of the Coeur Offer (based on the Coeur Share closing price on September 1, 2004) for Wheaton Shareholders who elect the "all share" option is Cdn$3.84 per Wheaton Share and Cdn$4.13 per Wheaton Share if all Wheaton Shareholders elect the "cash and share" option, and Cdn$4.06 if the "in the money" options and warrants are taken into account. The cash portion of the Coeur Offer is less than Cdn$5.47 per share and could be significantly less than Cdn$1.00 per share.

  •
  The Board and the Special Committee have serious reservations about the ability of the management of Coeur and do not recommend that Wheaton Shareholders become shareholders of the combined Coeur/Wheaton company that would be controlled by the management of Coeur.

        You are advised to read the full explanation of the reasons for your Board's recommendation in the Directors' Circular.

                        Sincerely,
                        On behalf of the Board of Directors
                        (Signed) Ian W. Telfer
                        Chairman of the Board and Chief Executive Officer

Shareholders requiring advice or assistance concerning the Coeur Offer are urged to contact:
 KINGSDALE SHAREHOLDER SERVICES INC.
Toll Free: 1 - 866 - 749 -5464
Facsimile: 426 - 867 - 2271

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

DIRECTORS' CIRCULAR

        This Directors' Circular is issued by the Board of Directors of Wheaton River Minerals Ltd. in connection with the Offer, dated August 23, 2004, by Coeur d'Alene Mines Corporation, Coeur d'Alene Mines Holdings Company and Coeur d'Alene Canadian Acquisition Corporation (collectively, "Coeur") to purchase all of the outstanding Wheaton Shares for Coeur Shares or Coeur Exchangeable Shares or a combination of cash and Coeur Shares or Coeur Exchangeable Shares. Reference is made to the Glossary attached as Schedule "A" to this Directors' Circular for the definitions of certain terms used in this Directors' Circular.

        All information provided in this Directors' Circular relating to Coeur, including the pro-forma financial information referred to under "Analysis and Reasons for the Special Committee's Conclusion and Recommendation" is derived from information contained in the Coeur Circular and other information contained in public filings made by Coeur with securities regulatory authorities in Canada and the United States or otherwise publicly made available by Coeur. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information. All dollar amounts in this Directors' Circular are expressed in United States dollars, unless otherwise indicated.

RECOMMENDATION OF THE BOARD OF DIRECTORS The Board of Directors unanimously recommends that Wheaton Shareholders REJECT the Coeur Offer and NOT TENDER their Wheaton Shares to the Coeur Offer.

RECOMMENDATION OF THE SPECIAL COMMITTEE TO THE BOARD

        At a meeting of the Board held on September 2, 2004, after considering the terms of the Coeur Offer, the opinion delivered by Orion, and other matters, including the matters summarized under "Analysis and Reasons for the Special Committee's Conclusion and Recommendation", the Special Committee unanimously recommended to the Board that the Board recommend to the Wheaton Shareholders that they REJECT the Coeur Offer and NOT TENDER their Wheaton Shares to the Coeur Offer.

        The principal reasons for the conclusion and recommendation of the Special Committee are:

•
There are no financial or strategic benefits to Wheaton or the Wheaton Shareholders under the Coeur Offer and a business combination with Coeur is not in the best interests of the Wheaton Shareholders.

•
The Coeur Offer is financially inadequate and highly dilutive.

•
Coeur has a lengthy history of significant net losses and has experienced negative cash flow from operating activities over the past five and one-half years.

•
Coeur has not had sufficient earnings to cover its fixed charges (i.e. interest and preferred stock dividends) in each of the last five years.

•
Coeur's development properties are subject to significant risks and its existing mines are nearing the end of their mine life.

•
The pro-forma debt-to-equity ratio of the combined Coeur/Wheaton company proposed by Coeur will present an increased financial risk and a riskier capital structure than Wheaton and peer group companies.

•
Coeur has financed its operations through the use of convertible debt resulting in significant potential dilution.

•
The Coeur Offer requires Coeur shareholder approval and is highly conditional.

•
The technical reports Coeur has filed prior to the date of this Directors' Circular relating to the San Bartolomé project fail to provide important information.

•
The value of the Coeur Offer is not Cdn$5.47 per share. The value of the Coeur Offer (based on the Coeur Share closing price on September 1, 2004) for Wheaton Shareholders who elect the "all share" option is Cdn$3.84 per Wheaton Share and Cdn$4.13 per Wheaton Share if all Wheaton Shareholders elect the "cash

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

  and share" option. If the "in the money" options and warrants are taken into account, the value is Cdn$4.06. The cash portion of the Coeur Offer is less than Cdn$5.47 per share and could be significantly less than Cdn$1.00 per share.

•
The Special Committee has serious reservations about the ability of the management of Coeur and does not recommend that Wheaton Shareholders become shareholders of the combined Coeur/Wheaton company that would be controlled by the management of Coeur.

ANALYSIS AND REASONS FOR THE SPECIAL COMMITTEE'S
CONCLUSION AND RECOMMENDATION

        The Special Committee has carefully reviewed and considered the Coeur Offer, with the benefit of advice from independent financial, legal and technical advisors. In reviewing the Coeur Offer, the Special Committee also reviewed the recommendations previously made by the Special Committee when it compared the First, Second, Third and Fourth Coeur Proposals (as hereinafter defined) to the proposed business combination (the "IAMGold Arrangement") of Wheaton with IAMGold Corporation ("IAMGold"), which was being considered simultaneously, and concluded that the IAMGold Arrangement was financially more advantageous to the Wheaton Shareholders than any of the Coeur proposals.

        The following is a summary of the principal reasons for the unanimous recommendation of the Special Committee that the Board recommend to Wheaton Shareholders that they reject the Coeur Offer and not tender their Wheaton Shares to the Coeur Offer.

1.
There are no financial or strategic benefits to Wheaton or the Wheaton Shareholders under the Coeur Offer and a business combination with Coeur is not in the best interests of the Wheaton Shareholders.

•
Wheaton's long term strategy is to become a major world gold producer and Wheaton has pursued this strategy through an aggressive acquisition program. Over the past 30 months, Wheaton has made six acquisitions totalling $600 million, sold four non-core assets for proceeds of $25 million, negotiated 10 exploration joint ventures, raised $470 million in equity and $100 million in debt and, most recently, entered into a $300 million acquisition facility. By contrast: Coeur has exhibited poor financial performance over the recent past; there are significant risks associated with Coeur's development projects; and the Special Committee has serious reservations about the ability of Coeur's management to formulate and execute a strategic business and financial plan. For these and other reasons, the Special Committee cannot recommend a business combination with Coeur to the Wheaton Shareholders.

•
A combination of Wheaton and Coeur would present a company with both gold and silver assets, but without a defined strategy and would not achieve Wheaton's strategic plan of increasing Wheaton's gold content and becoming a major world gold producer. The Special Committee notes that the combined company proposed by Coeur would have decreased exposure to silver (when compared to Coeur alone) and that a probable result of this decreased exposure would be the re-characterization of the combined company as a gold company (rather than a silver company), with a corresponding decrease in the market multiple applied to Coeur's net asset value (since the market multiple accorded to gold companies is generally lower than that accorded to silver companies). As a result, any market premium of the Coeur Offer could be eroded as the Coeur Share valuation trended towards the lower gold market multiple of peer group gold companies.

•
Wheaton, on a consolidated basis, would contribute a significantly higher proportion of the net asset value and five year free cash flow relative to its ownership in the combined Coeur/Wheaton company proposed by Coeur, while Coeur would contribute a significantly higher proportion of debt to the combined company.

2.
The Coeur Offer is financially inadequate and highly dilutive.

•
The opinion delivered by Orion in respect of the Coeur Offer concludes that, subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration under the Coeur Offer is inadequate from a financial point of view to the Wheaton Shareholders.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

  •
  The Coeur Offer is highly dilutive to the Wheaton Shareholders on a pro-forma net asset value, cash flow per share and earnings per share basis. In addition, the achievement of the pro-forma cash flow and earnings per share expectations set out in the Coeur Offer are contingent upon significant risks and uncertainties associated with the operation and development of the Coeur mineral properties.

  •
  Coeur plans to issue up to $275 million of convertible notes to finance part of the cash consideration payable under the Coeur Offer. According to the Coeur Circular, these convertible notes will be convertible at "the then trading price of New Coeur common stock, subject to a per share minimum" which is not disclosed. The conversion of these notes could result in further significant dilution to the Wheaton Shareholders.

3.
Coeur has a lengthy history of significant net losses and has experienced negative cash flow from operating activities over the past five and one-half years.

•
Coeur has incurred significant losses from operations in each of the five years ended December 31, 2003 and in the six month period ended June 30, 2004. Coeur has incurred losses from continuing operations totalling $224.5 million over the five year period ended December 31, 2003, of which $145.9 million was incurred in the two year period ended December 31, 2003. In addition, Coeur reported a loss from continuing operations for the six month period ended June 30, 2004 (a period of relatively favourable silver and other metal prices) of $7.1 million. Coeur has stated in the Coeur Circular that it anticipates that it will continue to experience negative cash flows from its operations. This should be contrasted with Wheaton's total earnings from continuing operations (earnings before income taxes) of $92.2 million over the same five year period and $83.1 million for the six month period ended June 30, 2004.

•
Coeur's cash flow from operating activities was negative in the six month period ended June 30, 2004 ($7.1 million) and in each of the last three years: ($5.1 million) in 2003, ($8.5 million) in 2002 and ($29.9 million) in 2001. Wheaton's cash generated by mining operations was $100.8 million in the six month period ended June 30, 2004 and in each of the last three years: $126.7 million in 2003, $4.4 million in 2002 and $1.7 million in 2001.

•
Coeur's cash costs per ounce, as reported in the Coeur Circular, have increased significantly in 2004 over 2003. Coeur reports that its consolidated production cash costs per ounce of silver for the six month period ended June 30, 2004 were $4.29, compared to $3.33 for the same period in the prior year.

4.
Coeur has not had sufficient earnings to cover its fixed charges (i.e. interest and preferred stock dividends) in each of the last five years.

•
Coeur states, in the Coeur Circular that, as a result of net losses, it has not been able to satisfy fixed charges from operating income and anticipates that this trend will continue. Therefore, it is unlikely that Coeur will be able to internally generate enough cash to finance its development projects. Coeur also states that it intends to finance approximately $200 million of capital costs required for developing the San Bartolomé and Kensington projects from cash on hand. If the Coeur Offer is successful, Wheaton's cash resources, which would otherwise be dedicated to the development of Wheaton's Los Filos and Amapari projects and/or acquisitions with a higher possibility of return, could be diverted to Coeur's riskier San Bartolomé and Kensington projects.

5.
Coeur's development properties are subject to significant risks and its existing mines are nearing the end of their mine life.

•
Coeur has two development properties: San Bartolomé, a silver project in Bolivia, and Kensington, a gold project in Alaska. A substantial amount of Coeur's future cash flow and production are dependent upon the successful development of those projects. Development has not commenced at either of these projects, and there are risks of delays, increased costs and obtaining project financing on economic terms.

•
Coeur has consistently described the San Bartolomé project as an advanced development project and has stated that it will commence production in 2006 and increase Coeur's annual silver production by 42% (see, for example, Coeur's press release of August 2, 2004). Coeur has also made public statements concerning the proven and probable mineral reserves attributable to the project and to the projected production from, and operating costs of, the project. Coeur has made all of these public statements

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

    without the benefit of a feasibility study or mine plan, containing detailed project economics or production projections supporting the reserve, production and cost estimates. The Special Committee is concerned that there do not appear to be any independent technical reports that would support the claims that Coeur has made and continues to make with respect to the economic viability of the San Bartolomé project. The Special Committee understands that on September 3, 2004, the date of this Circular, Coeur filed an amended technical report, relating to the San Bartolomé project, however the Special Committee has not had access to that report.

  •
  According to scientific and technical information published by Coeur, none of Coeur's existing mines has a mine life which is greater than five years. The estimated mine life of each of Coeur's mines, as reported by Coeur, is set forth below:

    •
    Rochester Mine, Nevada — less than three years;

    •
    Cerro Bayo Mine, Chile — five years;

    •
    Mina Martha, Argentina — mined out during 2004; and

    •
    Galena Mine — Silver Valley, Idaho — four years.

  •
  In addition, according to the Coeur Circular, the Kensington project has a projected mine life of 10 years but will not reach payback of the capital invested to develop it until 8.5 years from commencement of operations, assuming gold prices of $375 per ounce for the period.

6.
The pro-forma debt-to-equity ratio of the combined Coeur/Wheaton company proposed by Coeur will present an increased financial risk and a riskier capital structure than Wheaton and peer group companies.

•
The pro-forma debt-to-equity ratio of the combined Coeur/Wheaton company proposed by Coeur is 0.47 to 1, significantly higher than the 0.22 to 1 debt-to-equity ratio of Wheaton (as at December 31, 2003), and the debt-to-equity ratios of peer group companies, many of whom are without long-term debt. If Coeur issues the full amount of the contemplated additional convertible debt ($275 million in total) the pro forma debt-to-equity ratio of the combined Coeur/Wheaton company proposed by Coeur will be 0.52 to 1. The increased debt-to-equity ratio would present increased financial risk and a riskier capital structure than Wheaton and the peer group of companies.

•
Substantially all of Coeur's existing cash balances (including the net proceeds from its proposed issue of additional convertible notes) will be utilized in paying part of the cash portion of the consideration payable under the Coeur Offer.

•
The combined Coeur/Wheaton company proposed by Coeur would have a weaker balance sheet than Wheaton as a result of the utilization of its cash balances and the incurrence of additional debt to pay the cash portion of the consideration payable under the Coeur Offer and finance its development projects.

•
As a result of the weaker balance sheet, the combined Coeur/Wheaton company proposed by Coeur would have a diminished capacity, as compared to Wheaton, to obtain financing to develop its existing properties or to pursue acquisition and/or further development projects.

7.
Coeur has financed its operations through the use of convertible debt resulting in significant potential dilution.

•
Coeur's shareholders have been subject to significant dilution in the past as a consequence of Coeur's reliance on convertible debt financings. Over 50% of the issued and outstanding common shares of Coeur have been issued upon the conversion of, or in exchange for, convertible debt. A substantial number of these shares were issued at conversion prices that were significantly below the conversion price established at the time of issue of the convertible debt, in order to induce holders to convert debt that Coeur was unable to service into equity.

•
Coeur is financing a significant portion of the cash consideration payable under the Coeur Offer by the issue of up to $275 million of convertible notes. The conversion price is to be equal to the trading price of the new Coeur shares, after the Wheaton Shares are taken up under the Coeur Offer. The conversion price has not been established and will not be determined until the Wheaton Shares are taken up under the Coeur Offer and "will be equal to the then trading price of New Coeur common stock, subject to a

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

    per share minimum". Coeur has not disclosed the "per share minimum" and, therefore, it is not possible to calculate the potential dilution to Wheaton Shareholders as a consequence of this financing, should the Coeur Offer be successful.

  •
  Coeur has failed to disclose, in the Coeur Circular, certain of the material terms of the proposed convertible notes, such as the circumstances under which they must be repaid and the proposed method of repayment. The terms of the "commitment letter" for this financing are not disclosed, and whether the commitment is "underwritten" or on a "best efforts" basis. These notes represent a significant portion of the cash consideration to be paid pursuant to the Coeur Offer and details of the terms of this financing are material facts to be considered by the Wheaton Shareholders in assessing the Coeur Offer.

8.
The Coeur Offer requires Coeur shareholder approval and is highly conditional.

•
The Coeur Offer is also subject to the approval by Coeur's shareholders of an agreement and plan of merger, the Coeur reorganization referred to in the Coeur Offer, the issuance of the Coeur Shares under the Coeur Offer, and other matters. These approvals require the affirmative vote of holders of a majority of the Coeur common shares entitled to vote at a shareholders' meeting.

•
The Coeur Offer is subject to 12 conditions, a number of which may only be satisfied by the subjective determination of Coeur, including Wheaton not having entered into any agreement or transaction "...diminishing the expected economic value to [Coeur] of the acquisition of Wheaton...", Coeur not becoming "aware of any fact, that, in the reasonable judgement of Coeur...may have a material adverse effect on...the value to Coeur of the common shares of Wheaton", or "any change in the general political, market, economic or financial conditions in the U.S. or Canada that could, in the reasonable judgement of Coeur, have a material adverse effect upon the...prospects of Wheaton". These conditions provide Coeur with broad discretion to terminate its offer at any time. Most of the 12 conditions are not subject to any objective criteria, but rather provide Coeur with a wide range of subjective determinations upon which Coeur could decide not to proceed with the Coeur Offer in Coeur's sole discretion.

9.
The technical reports Coeur has filed prior to the date of this Directors' Circular relating to the San Bartolomé project fail to provide important information.

•
On August 2, 2004, Coeur issued a press release in respect of the San Bartolomé project in which it disclosed that expected production from the San Bartolomé project would represent a 42% increase over existing company-wide production levels, indicating that the project economics of the San Bartolomé project are material to the future prospects of Coeur and, if the Coeur Offer is successful, the combined Coeur/Wheaton company proposed by Coeur.

•
Coeur has made statements in the Coeur Circular as to the estimated capital costs, operating costs and production forecasts for San Bartolomé that are not supported by comprehensive independent technical reports filed prior to the date of this Directors' Circular. In addition, the mine life disclosed in such technical report for San Bartolomé is 14 years as compared to the 15 year mine life disclosed in the Coeur Circular.

•
In the absence of supporting technical report disclosure in the Coeur Circular, neither the Special Committee nor the Wheaton Shareholders are fully able to assess the San Bartolomé project on the basis of an economic analysis and other material information, nor are they able to scrutinize the public statements made by Coeur through access to information that is required to be filed with securities regulatory authorities in Canada to permit them to thoroughly evaluate the merits of the San Bartolomé project.

•
The Special Committee understands that on September 3, 2004, the date of this Circular, Coeur filed an amended technical report relating to the San Bartolomé project. The Special Committee has not had access to such amended technical report.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

10.
The value of the Coeur Offer is not Cdn$5.47 per share. The cash portion of the Coeur Offer is less than Cdn$5.47 per share and could be significantly less than Cdn$1.00 per share.

•
The value of the Coeur Offer, based upon the closing price of the Coeur Shares on the New York Stock Exchange on September 1, 2004 is Cdn$3.84 per Wheaton Share, assuming election by a Wheaton Shareholder of the "all share" option and Cdn$4.13 per Wheaton Share if all Wheaton Shareholders elect the "cash and share" option. If the "in the money" options and warrants are taken into account, the value is Cdn$4.06.

•
Coeur has stated that its offer is Cdn$5.47 per Wheaton Share in cash, subject to the maximum cash consideration of Cdn$570 million and that, "based upon the number of issued and outstanding Wheaton Shares on May 27, 2004, if all Wheaton [Shareholders] elected to receive cash for their Wheaton [Shares], Wheaton [Shareholders] would receive Cdn$1.00 per Wheaton [Share] in cash...." However, if all holders of "in-the-money" warrants and options issued by Wheaton exercised their warrants and options and elected to receive cash for their Wheaton Shares, the cash portion of the consideration payable per Wheaton Share would be approximately Cdn$0.74.

11.
The Special Committee has serious reservations about the ability of the management of Coeur and does not recommend that Wheaton Shareholders become shareholders of the combined Coeur/Wheaton company proposed by Coeur that would be controlled by the management of Coeur. These reservations arise from:

•
The significant operating losses incurred by Coeur in the past five and one-half years.

•
Decisions by Coeur management to continue to embark upon risky and unproven development projects without adequate independent feasibility studies.

•
The financial strategy pursued by Coeur, which has seen a significant erosion of shareholders' equity through losses and the conversion or exchange of debt into equity at prices below the trading levels of its common stock at the time of conversion or exchange.

•
The manner in which Coeur has chosen to pursue the Coeur Offer as summarized under "Background to the Offer", including Coeur's disregard for most of the Wheaton Shareholders by making the Aborted US Tender Offer only to Wheaton Shareholders in the United States.

        The Special Committee notes that Coeur states, in the Coeur Circular, that, "upon completion of the offer to purchase and the subsequent acquisition transaction, New Coeur intends to take appropriate action to optimize and rationalize the combined entity's assets, operations, management, personnel, general and administrative functions and corporate structure" and that "New Coeur may also elect...nominees of its choice to Wheaton's Board of Directors." If the Coeur Offer is successful, Wheaton Shareholders will become shareholders of the combined Coeur/Wheaton company proposed by Coeur. The Special Committee does not recommend to Wheaton Shareholders that they consider holding shares in a company that would be controlled by the management of Coeur.

Conclusion and Recommendation

        For the principal reasons outlined above, the Special Committee has unanimously:

  •
  concluded that the Coeur Offer is not in the best interests of the Wheaton Shareholders and is financially inadequate; and

  •
  recommended to the Board that it recommend to the Wheaton Shareholders that they reject the Coeur Offer and not tender their Wheaton Shares to the Coeur Offer.

        The foregoing summary of the information and factors considered by the Special Committee is not intended to be exhaustive of the factors considered by the Special Committee in reaching its conclusion and making its recommendation, but includes the material information, factors and analysis considered by the Special Committee in reaching its conclusion and recommendation. The members of the Special Committee evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Wheaton, and based upon the advice of the Special Committee's financial and legal advisors. In

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

view of the numerous factors considered in connection with their evaluation of the Coeur Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Special Committee may have given different weight to different factors. The conclusion and recommendation of the Special Committee was made after considering the totality of the information and factors involved. However, the Special Committee did place more weight on the opinion provided by Orion than on any other single factor.

REASONS FOR THE DIRECTORS' RECOMMENDATION

        The Board of Directors has carefully considered the reasons of the Special Committee outlined above under "Analysis and Reasons for the Special Committee's Conclusion and Recommendation" and adopted those reasons in unanimously recommending that Wheaton Shareholders reject the Coeur Offer and not tender their Wheaton Shares to the Offer.

BACKGROUND TO THE OFFER

        Following is a chronology of the principal events relating to the Coeur Offer:

        On April 26, 2004, Wheaton and IAMGold executed and delivered an arrangement agreement (the "Arrangement Agreement") pursuant to which Wheaton, IAMGold and a wholly-owned subsidiary of IAMGold agreed to complete the IAMGold Arrangement under the Canada Business Corporations Act. Pursuant to the IAMGold Arrangement, Wheaton would amalgamate with a wholly-owned subsidiary of IAMGold and each Wheaton Shareholder (other than a registered Wheaton Shareholder who exercised dissent rights) would be entitled to receive IAMGold common shares in exchange for the Wheaton Shares held by such Wheaton Shareholder on the basis of 0.55 of an IAMGold common share for each Wheaton Share. Upon completion of the IAMGold Arrangement, the amalgamated company formed by the amalgamation of Wheaton and the subsidiary of IAMGold would be a wholly-owned subsidiary of IAMGold.

        Wheaton and IAMGold mailed a joint management information circular and proxy materials dated April 30, 2004 to their respective shareholders in respect of shareholders' meetings to be held on June 8, 2004 at which the IAMGold Arrangement and related matters were to be considered and, if thought appropriate, approved by the holders of IAMGold common shares and Wheaton Shares.

        On May 27, 2004, Coeur delivered a letter to Wheaton which set forth a proposal (the "First Coeur Proposal") to complete a business combination with Coeur. Under the First Coeur Proposal, Wheaton Shareholders could elect to receive either: (i) 0.649 of a Coeur Share or Coeur Exchangeable Share for each Wheaton Share; or (ii) Cdn$4.50 cash per Wheaton Share, subject to a maximum aggregate cash payment of Cdn$285 million with the balance payable in Coeur Shares or Coeur Exchangeable Shares. Assuming that Wheaton Shareholders elected to receive the maximum cash consideration made available by Coeur, this would result in consideration of Cdn$0.50 in cash and 0.577 of a Coeur Share or a Coeur Exchangeable Share for each Wheaton Share. Further details of the First Coeur Proposal were set out in a press release issued by Coeur on May 27, 2004. The First Coeur Proposal was amended by subsequent proposals made by Coeur on June 3, June 21 and June 29, 2004.

        On May 31, 2004, the Board of Directors determined, after careful consideration and consultation with Wheaton's external financial advisor, GMP Securities Ltd., and its external legal advisors, that it would not pursue the First Coeur Proposal on the basis that: (i) the business combination with IAMGold continued to offer the best prospects for long term value; (ii) Coeur has a history of losses and negative operating cash flow; (iii) the First Coeur Proposal would be dilutive to cash flow, earnings and net asset value per Wheaton Share; (iv) the First Coeur Proposal would not achieve Wheaton's desired outcome of increasing Wheaton's gold content and would threaten Coeur's silver premium in the market; (v) the First Coeur Proposal would take significantly longer to complete than the IAMGold business combination and involve greater transaction risks; and (vi) the First Coeur Proposal did not constitute a "Superior Proposal" under the Arrangement Agreement. On May 31, 2004, the Board of Directors also unanimously confirmed its previous recommendation that Wheaton Shareholders vote in favour of the IAMGold Arrangement at its annual and special shareholders' meeting held on June 8, 2004. Further details of the determination of the Board of Directors on May 31, 2004

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

were set out in a press release issued by Wheaton on May 31, 2004 and a material change report of Wheaton dated June 3, 2004.

        On June 3, 2004, Coeur delivered a revised proposal (the "Second Coeur Proposal") to Wheaton providing that Wheaton Shareholders could elect to receive either: (i) 0.731 of a Coeur Share or Coeur Exchangeable Share for each Wheaton Share; or (ii) Cdn$0.50 in subordinated notes and 0.649 of a Coeur Share or a Coeur Exchangeable Share for each Wheaton Share (assuming that all Wheaton Shareholders elect to receive the maximum debt consideration made available by Coeur of Cdn$285 million); or (iii) Cdn$0.50 in cash and 0.649 of a Coeur Share or Coeur Exchangeable Share for each Wheaton Share (assuming that all Wheaton Shareholders elect to receive the then maximum cash consideration made available by Coeur). Further details of the Second Coeur Proposal were set out in a press release issued by Coeur on June 3, 2004.

        On June 6, 2004, representatives of Coeur met with the Board and were provided with an opportunity to present the Second Coeur Proposal. A representative of Coeur, together with representatives of its financial advisors, provided the Board with an outline of the Second Coeur Proposal and made a presentation to the Board of the financial terms of the Second Coeur Proposal.

        On June 7, 2004, the Board of Directors determined, after careful consideration and consultation with its external financial and legal advisors, that it would not pursue the Second Coeur Proposal on the basis that: (i) the revised proposal did not significantly increase the value of the offer to Wheaton Shareholders due to the erosion of Coeur's share price since the First Coeur Proposal; (ii) interest and principal payments on the subordinated notes would be funded from Wheaton's future cash flow and would impair Wheaton's growth; (iii) the combination with IAMGold continued to offer the best prospects for long term value; (iv) the Second Coeur Proposal would be dilutive to Wheaton and its shareholders on a net asset value, cash flow and earnings per share basis; (v) the Second Coeur Proposal would not achieve Wheaton's desired outcome of increasing Wheaton's gold content and would threaten Coeur's silver premium in the market; and (vi) for the reasons enumerated by the Board for not pursuing the initial Coeur offer described above, including that the Second Coeur Proposal did not constitute a Superior Proposal.

        The Board also unanimously confirmed its previous recommendation that Wheaton Shareholders vote in favour of the IAMGold Arrangement at its annual and special shareholders' meeting held on June 8, 2004. Further details of the determination of the Board were set out in a press release issued by Wheaton on June 7, 2004 and a material change report of Wheaton dated June 7, 2004.

        On June 8, 2004, Wheaton held its annual and special shareholders' meeting. At the meeting, the resolution approving the IAMGold Arrangement was approved by the requisite majority of more than two-third of the votes cast, in person or by proxy, on such resolution.

        On June 8, 2004, the Board appointed the Special Committee consisting of Douglas Holtby (as Chair), Lawrence Bell and Ian McDonald. The Board considered that, although no formal offer had been made by Coeur and the terms of the First and Second Coeur Proposals were only contained in press releases issued by Coeur and the presentation made by Coeur to the Board on June 6, 2004, the Special Committee should consider the Coeur proposals in the light of the IAMGold Arrangement and make a recommendation to the Board with respect thereto.

        Also on June 8, 2004, in accordance with an Order of the Ontario Superior Court of Justice, the IAMGold shareholders' meeting called to consider the IAMGold Arrangement, which was to be held on June 8, 2004 immediately following the Wheaton Shareholders' meeting, was postponed until June 29, 2004. IAMGold subsequently further postponed the date of the meeting to July 6, 2004.

        On June 11, 2004, Wheaton announced that it would hold a further vote of its shareholders on July 6, 2004 in respect of the proposed IAMGold Arrangement. The Board also confirmed the mandate of the Special Committee.

        On June 16, 2004, Wheaton announced it had received a request from Coeur for a copy of its shareholders' list and related materials. Wheaton directed its registrar and transfer agent to furnish this information to Coeur.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

        On June 18, 2004, Wheaton filed and mailed a supplementary information circular to its shareholders in respect of the July 6, 2004 meeting.

        On June 21, 2004 Coeur announced that it had increased the cash component of its proposal by Cdn$285 million (to a total maximum of Cdn$570 million) to be funded, in part, through a commitment received from a "major investment bank" (the "Third Coeur Proposal"). Under the Third Coeur Proposal, Wheaton Shareholders could elect to receive either: (i) 0.731 of a Coeur Share or Coeur Exchangeable Share; or (ii) Cdn$1.00 (assuming that all Wheaton Shareholders elect to receive the maximum cash consideration) and 0.577 of a Coeur Share or Coeur Exchangeable Share. Coeur also announced that it had commenced mailing an information circular to Wheaton Shareholders recommending that they vote against the business combination with IAMGold at the July 6, 2004 meeting.

        On June 22, 2004, the Third Coeur Proposal was reviewed by the Special Committee and the Special Committee provided a report to the Board of Directors. The Special Committee concluded that the IAMGold Arrangement was more advantageous to Wheaton Shareholders than the Coeur proposal, as amended by the Third Coeur Proposal, and recommended that the Board reaffirm its recommendation that the Wheaton Shareholders vote in favour of the resolution to approve the proposed IAMGold Arrangement.

        On June 23, 2004, the report and recommendations of the Special Committee were unanimously adopted by the Board and Wheaton issued a press release stating that its Board of Directors, based on the recommendation of its Special Committee, had rejected the Third Coeur Proposal and reconfirmed its recommendation that Wheaton Shareholders vote in favour of the IAMGold Arrangement on July 6, 2004.

        Also on June 23, 2004, Coeur announced its intention to commence a tender offer to acquire all of the outstanding Wheaton Shares for the consideration set forth in the Third Coeur Proposal.

        On June 29, 2004, Coeur again amended its proposal (the "Fourth Coeur Proposal") by indicating that it was prepared to offer 0.796 of a Coeur Share or Coeur Exchangeable Share for each Wheaton Share or to pay Cdn$5.47 cash for each Wheaton Share, subject to an aggregate maximum of Cdn$570 million (if all Wheaton Shareholders elect to receive the maximum cash consideration, each Wheaton Shareholder would receive Cdn$1.00 in cash and 0.650 Coeur Shares or Coeur Exchangeable Shares). The Special Committee reviewed the Fourth Coeur Proposal and, on July 5, 2004, reported to the Board that the IAMGold Arrangement continued to be more financially advantageous to Wheaton and the Wheaton Shareholders and reaffirmed its recommendation to the Wheaton Shareholders that they vote in favour of the resolution to approve the proposed IAMGold Arrangement.

        On July 6, 2004, at the IAMGold shareholders' meeting, the IAMGold shareholders failed to approve the transaction with Wheaton by the requisite majority. As a consequence, Wheaton postponed its meeting and terminated the Arrangement Agreement.

        On July 13, 2004, Coeur announced that they had commenced mailing the tender offer documents relating to the Aborted US Tender Offer to the Wheaton Shareholders and had filed a Schedule TO and registration statement on Form S-4 with the SEC.

        On July 14, 2004, Wheaton issued a press release stating that Coeur had not made an offer to Canadian shareholders of Wheaton and encouraged Wheaton Shareholders not to deposit any Wheaton Shares in response to the Aborted US Tender Offer and not to take any other action concerning the Aborted US Tender Offer until the Wheaton Shareholders had received further communications from the Board. Also on July 14, 2004, at the request of the British Columbia Securities Commission, Coeur issued a press release, acknowledging that the Aborted US Tender Offer had not commenced in Canada and stating that the Aborted US Tender Offer would be filed with Canadian securities regulatory authorities and made available to Wheaton Shareholders in Canada as soon as practicable.

        At a meeting held on July 26, 2004, upon the recommendation of the Special Committee, the Board unanimously resolved that it was unable to make a recommendation in respect of the Aborted US Tender Offer at that time for the reasons stated by the Special Committee and, to advise Wheaton Shareholders not to tender

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

their Wheaton Shares or take any other action with respect to the Aborted US Tender Offer until they have received a further recommendation from the Board.

        On July 26, 2004, Wheaton filed the Schedule 14D-9, as defined below, with the SEC, which stated that the Board was unable to make a recommendation in respect of the Aborted US Tender Offer at that time.

        On August 18, 2004, Coeur issued a press release stating that it had terminated the Aborted US Tender Offer and would recommence the offer and mail new offer documents to all Wheaton Shareholders during the week of August 23, 2004. Coeur further stated that 3,188,420 Wheaton Shares had been tendered to the Aborted US Tender Offer. The tendered shares represented approximately 0.6% of the issued and outstanding Wheaton Shares.

        On August 23, 2004, Coeur announced that it had formally commenced its offer to purchase all of the outstanding Wheaton Shares.

        At a meeting held on September 2, 2004, the Board received the recommendations of the Special Committee contained in this Directors' Circular, and adopted this recommendation. The Board also approved a press release summarizing these recommendations and the reasons for the recommendations made by the Special Committee as set forth in this Directors' Circular, and approved this Directors' Circular.

        Wheaton understands that on September 3, 2004 Coeur filed an amended technical report relating to the San Bartolomé project.

THE SPECIAL COMMITTEE

        As stated above, on June 8, 2004, the Board appointed the Special Committee consisting of Douglas Holtby (as Chair), Lawrence Bell and Ian McDonald.

        The Special Committee was established to review and consider, among other things, (i) the IAMGold Arrangement; (ii) the unsolicited proposals made to Wheaton by Coeur; and (iii) any further proposals made to Wheaton or its shareholders by third parties, and to make recommendations to the Board of Directors.

        In fulfilling its mandate, the Special Committee was authorized by the Board to, among other things:

  •
  retain independent legal counsel to advise the Special Committee;

  •
  retain an independent investment financial advisor to advise the Special Committee;

  •
  report to the Board of Directors; and

  •
  take such other actions as the Special Committee considered necessary or appropriate in order to carry out its mandate.

        On July 14, 2004, the mandate of the Special Committee was amended by the Board to include:

  •
  review of the Aborted US Tender Offer (as the same may be varied or modified from time to time) and consideration of the Coeur Offer;

  •
  making a recommendation or recommendations to the Board of Directors as to how it should fulfill its responsibilities to Wheaton Shareholders, including whether the Board of Directors should recommend that Wheaton Shareholders accept or reject the Aborted US Tender Offer (as the same may be varied or modified from time to time); and

  •
  making a recommendation or recommendations to the Board of Directors as to any steps or proceedings it should consider in light of the foregoing.

        For their services as members of the Special Committee, Wheaton will pay the Chair Cdn$75,000 and each of the other members of the Special Committee Cdn$50,000.

        On June 11, 2004, the Special Committee engaged Farris, Vaughan, Wills & Murphy ("Farris") of Vancouver, British Columbia, as its independent legal counsel and met with Farris to review the mandate of the Special Committee, the terms of the engagement of an independent financial advisor, and the procedures to be adopted by the Special Committee in its deliberations. The Special Committee concluded that Farris was

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

independent for the purposes of providing advice to the Special Committee. On that date, the Special Committee also engaged Orion Securities Inc. ("Orion") as its independent financial advisor. The Special Committee also concluded, on the basis of information provided by Orion, that Orion had no previous engagement by any of IAMGold, Wheaton, Coeur or Golden Star Resources Ltd. (the party that launched a hostile take-over bid for IAMGold) which would impinge on the independence of Orion and that Orion was qualified to provide financial advice to the Special Committee in respect of the IAMGold Arrangement and the Coeur Offer.

        Between the date of its formation and July 26, 2004 the Special Committee met 10 times. During this time, the members of the Special Committee also met and had telephone conversations on various occasions with its financial advisor, Orion, and with its legal counsel, Farris. Farris reviewed in detail with the Special Committee its duties and responsibilities.

        In the meetings of the Special Committee in the period from its formation to July 26, 2004, the Special Committee considered, with the assistance of its financial advisor and legal counsel, and made recommendations to the Board with respect to:

  •
  the Second, Third and Fourth Coeur Proposals as compared to the proposed IAMGold Arrangement; and

  •
  the Aborted US Tender Offer.

        A summary of the considerations, deliberations and recommendations of the Special Committee in respect of the Second, Third and Fourth Coeur Proposals and the Aborted US Tender Offer are contained in the Schedule 14D-9, Solicitation/Recommendation Statement under Section 14(d)(4) of the United States Securities Exchange Act of 1934 of Wheaton dated July 26, 2004 (the "Schedule 14D-9"), as filed with the SEC, a copy of which is available on the SEC's website at www.sec.gov.

        As stated in the Schedule 14D-9, the Special Committee unanimously concluded that it was unable to make a recommendation to the Wheaton Shareholders to accept or reject the Aborted US Tender Offer, and recommended to the Board that it not make a recommendation to Wheaton Shareholders to accept or reject the Aborted US Tender Offer at that time, and that the Board advise the Wheaton Shareholders not to deposit any Wheaton Shares or take any other action in connection with the Aborted US Tender Offer until Wheaton Shareholders had received a further written recommendation from the Board.

        The following is a summary of the principal reasons for the unanimous recommendation made by the Special Committee to the Board in respect of the Aborted US Tender Offer:

  •
  The Aborted US Tender Offer was not made to all Wheaton Shareholders.

  •
  By making the Aborted US Tender Offer only to Wheaton Shareholders in the United States, Coeur has created confusion among the Wheaton Shareholders.

  •
  It is not appropriate to make a recommendation to only some of the Wheaton Shareholders.

  •
  The offer made to Wheaton Shareholders in Canada, if and when made, may provide additional material information relevant to the Special Committee's and Boards' determination.

  •
  The Aborted US Tender Offer is subject to conditions that cannot be satisfied unless an offer is made to Wheaton's Canadian shareholders.

  •
  The Special Committee and the Board will make a recommendation if and when an offer is made to all Wheaton Shareholders and all information regarding the Aborted US Tender Offer is available.

        On August 30, 2004, the Special Committee met with Orion and Farris to receive, consider and discuss the initial advice of Orion in respect of the Coeur Offer. Orion provided the Special Committee with a summary of its initial financial advice and members of the Special Committee asked numerous questions with respect to various matters included in the initial financial advice, including the assumptions used, the diligence undertaken and the conclusions reached with respect to those portions of the initial advice which require the application of judgement.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

        At the meeting on August 30, 2004, the Special Committee discussed at some length the various factors they considered relevant in their consideration of the Coeur Offer.

        On September 1, 2004, the Special Committee met once again with Orion and Farris to review the financial advice of Orion, to receive and consider a draft of the opinion, and to review a draft of this Directors' Circular which contained a draft of the reasons for the recommendation of the Special Committee as contained in this Directors' Circular. At this meeting the Special Committee suggested several changes to, and made several comments upon, the draft Directors' Circular.

        On September 2, 2004, the Special Committee met once again with Orion and Farris to receive the opinion, to review this Directors' Circular and to approve its recommendation to the Board. At the meeting on September 2, 2004, the Special Committee unanimously approved its recommendation to the Board that it recommend to the Wheaton Shareholders that they reject the Coeur Offer and not tender their Wheaton Shares to the Coeur Offer.

        At the meeting of the Board held on September 2, 2004, the Special Committee reported upon its deliberations and conclusions and made its recommendation to the Board.

Opinion of Orion Securities Inc.

        The Special Committee retained Orion to assess the Offer and to provide advice to the Special Committee and the Board as to the fairness of the consideration of the Coeur Offer, from a financial point of view, to the Wheaton Shareholders. Orion has delivered a written opinion to the Special Committee concluding that on the basis of the assumptions, limitations and qualifications set forth in the opinion delivered by Orion and such other matters as Orion considered relevant, Orion is of the opinion that, as of the date thereof, the consideration under the Coeur Offer is inadequate from a financial point of view to the Wheaton Shareholders. Orion also concluded that, if the Silver Transaction (as defined in the press release issued by Wheaton on July 14, 2004) between Wheaton and Chap Mercantile Inc. (and summarized in this Directors' Circular under "No Material Changes — Silver Wheaton Transaction") had been completed by Wheaton immediately prior to the date of the opinion, Orion's opinion would not change.

        The complete text of the opinion delivered by Orion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is included in Schedule "B" to this Directors' Circular. The opinion addresses only the fairness of the consideration offered under the Coeur Offer from a financial point of view and is not and should not be construed as a valuation of Wheaton or Coeur or any of their respective assets or securities or as a recommendation to any Wheaton Shareholder as to whether to tender Wheaton Shares to the Coeur Offer. Wheaton Shareholders are urged to, and should, read the opinion in its entirety.

        Neither Orion nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario) and the United States Securities Act of 1933) of Wheaton or Coeur or any of their respective associates or affiliates.

        Orion acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Wheaton and Coeur or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In addition, as an investment dealer, Orion conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Wheaton and Coeur.

        Orion was entitled to be paid a fee upon delivery of the opinion to the Board of Directors.

        The opinion delivered by Orion states that Orion has not been denied access by Wheaton to any information requested by Orion. Orion did not meet with the auditors of Wheaton and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of Wheaton and the reports of the auditors thereon.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

        In arriving at its opinion, Orion has (i) reviewed and analyzed the Coeur Offer and the Coeur Circular; (ii) reviewed and analyzed certain publicly available financial statements and other information of Wheaton and Coeur; (iii) performed a comparison of the consideration under the Offer to the results of a net asset value analysis of Wheaton and Coeur; (iv) performed a comparison of the multiples implied under the Offer to an analysis of recent precedent transactions; (v) performed a comparison of the consideration under the Offer to the recent trading levels of the Wheaton Shares; and (vi) performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves by Wheaton and Coeur to the pro forma relative ownership of the combined Wheaton/Coeur company proposed by Coeur by the holders of Coeur Shares and Wheaton Shareholders assuming the Offer is completed. In addition, Orion has had discussions with Wheaton's management concerning Wheaton's business, operations, assets and financial condition and have undertaken and/or reviewed such other corporate, industry and financial market information, investigations and analyses as Orion considered necessary or appropriate under the circumstances.

        The opinion delivered by Orion states that Orion has assumed and relied upon, without independent verification, the completeness, accuracy and fair presentation of all of the information (financial or otherwise) data, documents, opinions, appraisals, valuations or other information and materials of whatsoever nature or kind reviewed by Orion and all information respecting the Coeur Offer, Wheaton and its subsidiaries and Coeur and its subsidiaries (collectively, the "Information") obtained by Orion from public sources and from senior management of Wheaton and its consultants and advisors. The opinion is conditional upon the completeness, accuracy and fair presentation of such Information.

        Orion has, in the preparation of the opinion delivered by Orion, assumed that all of the conditions required to implement the Coeur Offer will be met. Orion has not been asked to prepare and have not prepared a formal valuation of Wheaton or any of its assets or securities and the opinion should not be construed as such. Orion has not performed any analysis as to the merits of the Silver Transaction and Orion has expressed no opinion upon the merits, benefits or detriment to Wheaton of the Silver Transaction, as such.

        The opinion delivered by Orion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition, financial and otherwise, of Wheaton and Coeur, as it was reflected in the Information and as they have been represented to Orion in discussions with management of Wheaton. In its analysis and in preparing the opinion, Orion made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Orion or any party involved in the Coeur Offer.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS

        Wheaton has made reasonable enquiries of its directors and senior officers, and their respective associates and they have all indicated their intention to REJECT the Coeur Offer and NOT TENDER their Wheaton Shares to the Coeur Offer.

ARRANGEMENTS OR AGREEMENTS REGARDING COEUR

        No contract or arrangement or agreement has been made, or is proposed to be made, between Coeur and any of the directors or senior officers of Wheaton relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office.

        None of the directors or senior officers of Wheaton is a director or senior officer of Coeur or any of its subsidiaries.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

ARRANGEMENTS OR AGREEMENTS REGARDING WHEATON

        Except as disclosed in this Directors' Circular, no contract or arrangement or agreement has been made, or is proposed to be made, between Wheaton and any of the directors or senior officers of Wheaton pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

        Wheaton has entered into employment agreements with Ian W. Telfer as Chairman and Chief Executive Officer, Peter Barnes as Executive Vice President and Chief Financial Officer, Eduardo Luna as Executive Vice President and Russell Barwick as Executive Vice President. The employment agreements with each of Messrs. Telfer, Luna, Barwick and Barnes provide for severance payments of three years' salary, in the case of Messrs. Telfer, Luna and Barwick, and two years' salary in the case of Mr. Barnes, to be paid to each of such officers if there is a change of control of Wheaton and such officers elect in writing to terminate their respective employment within 120 days from the date of such change of control. A "change of control" is defined in such agreements as the acquisition by any person or persons acting jointly and in concert of in excess of 50% of the issued and outstanding Wheaton Shares. The successful completion of the Coeur Offer would constitute a "change of control" within the meaning of these agreements.

        Luismin, S.A. de C.V. ("Luismin") a wholly-owned subsidiary of Wheaton, has entered into employment agreements with Salvador Garcia and Luis Muruato. Under Mexican labor laws, Messrs. Garcia and Muruato are entitled to a severance payment of 90 days plus 20 days for each year of seniority in the event that their employment is terminated by Luismin for any reason whatsoever. Mr. Garcia has been employed by Luismin since September 17, 1990 and Mr. Muruato has been employed by Luismin since July 25, 1987.

MATERIAL CONTRACTS

        None of the directors or senior officers of Wheaton, and to the knowledge of such directors and senior officers after reasonable enquiry, none of their associates, has any interest in any material contract to which Coeur is a party.

OWNERSHIP OF SECURITIES OF WHEATON

        The names of the directors and senior officers of Wheaton, the positions held by them with Wheaton and the designation, percentage of class and number of securities of Wheaton beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of Wheaton Beneficially Owned, Directly or Indirectly(1)
Name	Position with Wheaton	Wheaton Shares(2)		Wheaton Warrants(3)		Wheaton Options	% Options Outstanding
Ian W. Telfer	Chairman and Chief Executive Officer	340,000		35,000	(4)	7,000,000	30%
Lawrence Bell	Director	NIL		NIL		500,000	2%
Douglas Holtby	Director	250,000		50,000	(5)	550,000	2%
Eduardo Luna	Executive Vice President and Director	6,700		NIL		831,666	4%
Antonio Madero	Director	NIL	(6)	NIL		1,000,000	4%
Ian J. McDonald	Director	253,205	(7)	12,500	(4)(7)	250,000	1%
Peter Barnes	Executive Vice President and Chief Financial Officer	9,700		NIL		1,050,000	4%
Russell Barwick	Executive Vice President	NIL		NIL		1,350,000	6%

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

Paul M. Stein	Secretary	105,200	46,250	(4)	250,000	1%
Salvador Garcia	Vice President, Production of Luismin, S.A. de C.V.	NIL	NIL		140,000	1%
Luis Muruato	Vice President, Development of Luismin, S.A. de C.V.	NIL	NIL		126,666	1%

(1)
The information as to securities of Wheaton beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Wheaton, has been furnished by the respective directors and senior officers.

(2)
The number of Wheaton Shares indicated in the column represents, in each case, less than 1% of the outstanding Wheaton Shares.

(3)
The number of common share purchase warrants of Wheaton indicated in the column represents, in each case, less than 1% of the outstanding common share purchase warrants of Wheaton.

(4)
These are Series "A" common share purchase warrants of Wheaton (the "Series "A" Warrants") which are each exercisable into one Wheaton Share at a price of Cdn$1.65 at any time until May 30, 2007.

(5)
These are Series "B" common share purchase warrants of Wheaton (the "Series "B" Warrants") which are each exercisable into one Wheaton Share at a price of Cdn$3.10 at any time until August 25, 2008.

(6)
SANLUIS Corporación, S.A. de C.V. indirectly owns 9,400,000 Wheaton Shares. Mr. Madero is a director of Wheaton and Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.

(7)
Glencairn Gold Corporation owns 65,001 Wheaton Shares, 200,000 Series "A" Warrants and 12,500 Series "B" Warrants. Mr. McDonald is a director of Wheaton and a director of Glencairn Gold Corporation.

        To the knowledge of the directors and senior officers of Wheaton, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of Wheaton, except as set forth below, and no person or company acting jointly or in concert with Wheaton owns any securities of Wheaton.

Name	No. of Wheaton Shares		% of Outstanding Wheaton Shares
Fidelity fund and trust accounts(1)	81,871,050	(2)	14.4%

(1)
Comprised of Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited and certain other affiliates and associates of such companies.

(2)
This number has been obtained from a press release issued on behalf of the Fidelity fund and trust accounts dated August 25, 2004 and has not been verified by Wheaton.

        Except in the case of directors, senior officers and their respective associates, the foregoing is based on an examination of Wheaton's securities registers.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

TRADING IN SECURITIES OF WHEATON

        Neither Wheaton nor any of the directors or senior officers of Wheaton and to the knowledge of the directors and senior officers, after reasonable enquiry, none of such persons' associates, or any person acting jointly or in concert with Wheaton, has traded in Wheaton Shares during the six-month period preceding the date hereof except for the trades listed below and under the heading below entitled "Issuances of Securities of Wheaton".

Name	Nature of Trade	Date of Trade	Designation and No. of Securities	Price per Security (Cdn$)
Ian J. McDonald	Option exercise	July 12, 2004	100,000 Wheaton Shares	$1.16
	Option exercise	July 12, 2004	200,000 Wheaton Shares	$1.40
	Option exercise	July 12, 2004	300,000 Wheaton Shares	$1.60
	Sale in public market	July 12, 2004	200,000 Wheaton Shares	$3.87
	Sale in public market	July 15, 2004	200,000 Wheaton Shares	$3.87
	Sale in public market	August 13, 2004	100,000 Wheaton Shares	$3.15
	Sale in public market	August 19, 2004	20,000 Wheaton Shares	$3.53
	Sale in public market	August 19, 2004	11,000 Wheaton Shares	$3.52
	Sale in public market	August 19, 2004	39,000 Wheaton Shares	$3.51
	Sale in public market	August 19, 2004	30,000 Wheaton Shares	$3.50
Frank Giustra(1)	Sale in public market	March 31, 2004	10,000 Wheaton Warrants	$2.80
	Sale in public market	March 31, 2004	225,000 Wheaton Warrants	$2.85
	Sale in public market	March 31, 2004	50,000 Wheaton Shares	$4.60
	Sale in public market	March 31, 2004	1,000 Wheaton Shares	$4.51
	Sale in public market	March 31, 2004	49,000 Wheaton Shares	$4.50
	Sale in public market	March 31, 2004	36,200 Wheaton Shares	$4.60
	Sale in public market	March 31, 2004	5,000 Wheaton Shares	$2.86
	Sale in public market	March 31, 2004	10,000 Wheaton Shares	$2.84

(1)
Mr. Giustra resigned as a director of Wheaton effective July 14, 2004.

ISSUANCES OF SECURITIES OF WHEATON

        No securities of Wheaton have been issued to the directors or senior officers of Wheaton during the two-year period preceding the date hereof, other than as indicated below.

Shares

        The following table sets forth the Wheaton Shares that have been purchased by Wheaton directors and senior officers in the past two years.

Name	Nature of Issue	No. Shares Issued	Price per Security (Cdn$)	Date Issued
Ian W. Telfer	Option exercise	750,000	$0.57	December 3, 2003
	Subscription Receipt exercise(1)	140,000	Nil	March 24, 2003
Lawrence Bell	Option exercise	50,000	$1.60	January 26, 2004
Douglas Holtby	Purchase — public offering	100,000	$3.15	October 14, 2003
Eduardo Luna	Option exercise	433,334	$1.16	November 28, 2003
	Option exercise	350,000	$1.40	November 28, 2003
	Option exercise	800,000	$1.60	November 28, 2003

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

Ian J. McDonald	Subscription Receipt exercise(1)	50,000	Nil	March 24, 2003
	Option exercise	230,000	$0.41	April 2, 2003
	Option exercise	150,000	$0.35	January 2, 2004
	Option exercise	100,000	$1.16	July 12, 2004
	Option exercise	200,000	$1.40	July 12, 2004
	Option exercise	300,000	$1.60	July 12, 2004
Peter Barnes	Option exercise	100,000	$1.40	November 26, 2003
	Option exercise	59,500	$1.40	December 8, 2003
	Option exercise	40,500	$1.40	December 9, 2003
	Option exercise	100,000	$1.40	January 5, 2004
Paul M. Stein	Special Warrant exercise(2)	75,000	Nil	August 23, 2002
	Subscription Receipt exercise(1)	35,000	Nil	March 24, 2003
	Warrant exercise	60,000	$0.75	May 22, 2003
	Option exercise	10,000	$0.35	January 5, 2004
Salvador Garcia	Option exercise	60,000	$1.16	November 12, 2003
	Option exercise	45,000	$1.40	November 12, 2003
	Option exercise	120,000	$1.60	November 28, 2003
Luis Muruato	Option exercise	53,334	$1.16	December 2, 2003
	Option exercise	40,000	$1.40	December 2, 2003
	Option exercise	110,000	$1.60	December 2, 2003
Frank Giustra(3)	Special Warrant exercise(2)	600,000	Nil	September 4, 2002
	Subscription Receipt exercise(1)	1,000,000	Nil	March 24, 2003
	Warrant exercise	750,000	$0.75	May 20, 2003

(1)
Issued upon exercise of previously purchased subscription receipts for no additional consideration. The subscription receipts were issued and sold at a price of Cdn$1.45 per subscription receipt, each subscription receipt being comprised of one Wheaton Share and one-quarter of one Series "A" Warrant.

(2)
Issued upon exercise of previously purchased special warrants for no additional consideration. The special warrants were issued and sold at a price of Cdn$1.15 per special warrant, each special warrant being comprised of one Wheaton Share and one-half of one Series "A" Warrant.

(3)
Mr. Giustra resigned as a director of Wheaton effective July 14, 2004.

Options

        The following table sets forth the options to acquire Wheaton Shares that have been granted to Wheaton directors and senior officers in the past two years pursuant to the terms of Wheaton's stock option plan.

Name	No. Options Granted	Exercise Price per Security (Cdn$)	Date Granted	Expiry Date
Ian W. Telfer	1,000,000	$1.40	February 27, 2003	February 27, 2006
	2,500,000	$1.60	June 13, 2003	June 13, 2008
	2,500,000	$3.25	November 17, 2003	November 17, 2008
Lawrence Bell	300,000	$1.60	June 13, 2003	June 13, 2008
	250,000	$3.25	November 17, 2003	November 17, 2008
Douglas Holtby	300,000	$1.60	June 13, 2003	June 13, 2008
	250,000	$3.25	November 17, 2003	November 17, 2008

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

Eduardo Luna	350,000	$1.40	February 27, 2003	February 27, 2006
	800,000	$1.60	June 13, 2003	June 13, 2008
	615,000	$3.25	November 17, 2003	November 17, 2008
Antonio Madero	200,000	$1.40	February 27, 2003	February 27, 2006
	300,000	$1.60	June 13, 2003	June 13, 2008
	250,000	$3.25	November 17, 2003	November 17, 2008
Ian J. McDonald	200,000	$1.40	February 27, 2003	February 27, 2006
	300,000	$1.60	June 13, 2003	June 13, 2008
	250,000	$3.25	November 17, 2003	November 17, 2008
Peter Barnes	450,000	$1.40	February 27, 2003	February 27, 2006
	400,000	$1.60	June 13, 2003	June 13, 2008
	500,000	$3.25	November 17, 2003	November 17, 2008
Russell Barwick	450,000	$1.40	February 27, 2003	February 27, 2006
	400,000	$1.60	June 13, 2003	June 13, 2008
	500,000	$3.25	November 17, 2003	November 17, 2008
Paul M. Stein	100,000	$1.60	June 13, 2003	June 13, 2008
	100,000	$3.25	November 17, 2003	November 17, 2008
Salvador Garcia	45,000	$1.40	February 27, 2003	February 27, 2006
	120,000	$1.60	June 13, 2003	June 13, 2008
	110,000	$3.25	November 17, 2003	November 17, 2008
Luis Muruato	40,000	$1.40	February 27, 2003	February 27, 2006
	110,000	$1.60	June 13, 2003	June 13, 2008
	100,000	$3.25	November 17, 2003	November 17, 2008
Frank Giustra(1)	200,000	$1.40	February 27, 2003	February 27, 2006
	400,000	$1.60	June 13, 2003	June 13, 2008
	400,000	$3.25	November 17, 2003	November 17, 2008
Neil Woodyer(2)	200,000	$1.40	February 27, 2003	February 27, 2006
	400,000	$1.60	June 13, 2003	June 13, 2008
	400,000	$3.25	November 17, 2003	November 17, 2008

(1)
Mr. Giustra resigned as a director of Wheaton effective July 14, 2004.

(2)
Mr. Woodyer resigned as a director of Wheaton effective July 14, 2004.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

Warrants

        The following table sets forth the common share purchase warrants of Wheaton that have been purchased by Wheaton directors and senior officers in the past two years.

Name	Nature of Issue	No. Warrants Issued	Price per Security (Cdn$)	Date Issued
Ian W. Telfer	See(1)	35,000 Series "A"	Nil	March 24, 2003
Douglas Holtby	Purchase — public offering	50,000 Series "B"	See(2)	October 14, 2003
Ian J. McDonald	See(1)	12,500 Series "A"	Nil	March 24, 2003
Paul M. Stein	See(3)	37,500 Series "A"	Nil	August 23, 2002
	See(1)	8,750 Series "A"	Nil	March 24, 2003
Frank Giustra(4)	See(3)	300,000 Series "A"	Nil	September 4, 2002
	See(1)	250,000 Series "A"	Nil	March 24, 2003

(1)
Issued upon exercise of previously purchased subscription receipts for no additional consideration. The subscription receipts were issued and sold at a price of Cdn$1.45 per subscription receipt, each subscription receipt being comprised of one Wheaton Share and one-quarter of one Series "A" Warrant.

(2)
Issued as part of units purchased pursuant to a public offering which was completed by Wheaton on October 14, 2003.

(3)
Issued upon exercise of previously purchased special warrants for no additional consideration. The special warrants were issued and sold at a price of Cdn$1.15 per special warrant, each special warrant being comprised of one Wheaton Share and one-half of one Series "A" Warrant.

(4)
Mr. Giustra resigned as a director of Wheaton effective July 14, 2004.

OWNERSHIP OF SECURITIES OF COEUR

        Except as set forth below, none of Wheaton or the directors or senior officers of Wheaton or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with Wheaton, owns, directly or indirectly, or exercises control or direction over, any securities of Coeur.

NO MATERIAL CHANGES

        Except as publicly disclosed, directors and senior officers of Wheaton are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Wheaton since June 30, 2004, being the date of the last published unaudited interim consolidated financial statements of Wheaton, except as set forth in material change reports filed with Canadian securities regulatory authorities and available on the Internet at www.sedar.com, which are incorporated herein by reference, and as set forth below.

Termination of Arrangement Agreement with IAMGold

        On July 6, 2004, Wheaton announced that it had terminated the Arrangement Agreement with IAMGold, as IAMGold did not receive the required shareholder approval for the proposed business combination contemplated by the Arrangement Agreement. (See "Background to the Offer".)

Silver Wheaton Transaction

        On July 14, 2004, Wheaton and Chap Mercantile Inc. ("Chap") entered into a letter of intent to complete a transaction (the "Silver Transaction") whereby Chap would purchase 100% of the silver produced by Wheaton's Luismin mining operations in Mexico for an upfront payment of Cdn$262 million to be satisfied by the payment of Cdn$46 million in cash, 540,000,000 common shares of Chap plus a per ounce payment of $3.90 per ounce, subject to adjustment. Following closing of the Silver Transaction, Chap will change its name to Silver Wheaton Corporation ("Silver Wheaton"). The Silver Transaction had been planned by Wheaton since early 2004, but the transaction was delayed in order to focus on the proposed business combination with IAMGold. Following the

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

termination of the proposed business combination with IAMGold, the Board of Directors determined that the Silver Transaction is in the best interests of Wheaton Shareholders. On July 30, 2004, the Toronto Stock Exchange accepted notice of the Silver Transaction, subject to the filing of definitive documentation following closing.

        On August 5, 2004, Chap completed a Cdn$70 million equity financing to fund the Cdn$46 million cash portion of the purchase price payable to Wheaton, with the balance of the net proceeds of the financing of approximately Cdn$19 million to be used by Chap as working capital. The proceeds of the financing are being held in escrow pending the completion of the Silver Transaction. Upon completion of the Silver Transaction, Wheaton will own approximately 75% of the outstanding shares of Silver Wheaton. The closing of the transaction is scheduled to occur on October 15, 2004. Closing of the Silver Transaction is subject to execution of definitive agreements, including agreements relating to the purchase of silver by a subsidiary of Chap from a subsidiary of Wheaton, completion of satisfactory due diligence, approval by shareholders of Chap and receipt of all regulatory approvals and third-party consents, including acceptance by the TSX Venture Exchange. Further details of the Silver Transaction and the Chap equity financing are contained in the material change reports filed by Wheaton on July 23, 2004 available on the Internet at www.sedar.com.

        Wheaton has agreed with Coeur that it will not close the Silver Transaction until the earlier of: (a) three business days after Coeur shall have taken up shares under the Coeur Offer and shall have received full disclosure of the full terms and conditions of the Silver transaction with an opportunity to terminate Wheaton's obligations in respect thereof without material cost to Wheaton; and (b) October 15, 2004. If, by October 15, 2004, more than 50% of the Wheaton shares outstanding on that date have been tendered to Coeur's offer and not withdrawn, and Coeur has publicly announced that it intends to take up and pay for all of the deposited shares, Wheaton will not close the Silver Transaction and none of Wheaton or any of its subsidiaries will enter into any agreements in respect of Silver Wheaton without the prior written consent of Coeur, provided Coeur subsequently takes up and pays for all of the deposited shares in accordance with applicable law. If, however, less than 50% of Wheaton shares have been tendered to the Coeur offer by October 15, 2004 or, if more than 50% of Wheaton shares have been tendered to the Coeur offer and Coeur does not take up and pay for such shares, Wheaton may complete the Silver Transaction as soon as practicable on or after October 15, 2004 and neither Coeur nor any of its affiliates will take any action, directly or indirectly, whether before any securities commission or court or otherwise to prevent, hinder or delay the completion of the Silver Transaction, provided Wheaton provides Coeur with copies of all agreements relating to Silver Wheaton as soon as practicable following the closing of the Silver Transaction.

Acquisition Facility

        On August 24, 2004, Wheaton entered into a $300 million loan acquisition facility arranged by HVB Group, which is available to finance up to three separate acquisitions. The $300 million facility is available for a period of 15 months, to acquire assets in the exploration, development and production stages. Amounts drawn down are required to be refinanced or repaid by February 2006. Security will only be granted under the facility over the acquired assets, together with guarantees by any subsidiaries of Wheaton which acquire such assets. Amounts drawn down under the loan acquisition facility will bear interest at LIBOR plus a margin of 2.25% per annum, increasing over the term of the loan up to 4.5% per annum. Net proceeds from any debt refinancing or from any equity issues (not undertaken in connection with an acquisition) together with the net proceeds from significant asset sales, will be applied to prepay any amounts outstanding under the facility.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provide security holders of Wheaton with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

APPROVAL OF DIRECTORS' CIRCULAR

        The contents of this Directors' Circular and the delivery thereof have been approved and authorised by the Board of Directors.

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

CONSENT OF FINANCIAL ADVISORS

September 3, 2004

Special Committee of the Board of Directors
Wheaton River Minerals Ltd.
c/o Douglas Holtby, Chair of the Special Committee
c/o Farris, Vaughan, Wills & Murphy
25th Floor
700 West Georgia Street
Vancouver, BC V7W 2L5

To the Directors of Wheaton River Minerals Ltd.:

        Attached is our opinion letter dated September 2, 2004 with respect to, the fairness of the consideration under the Offer (referred to below) from a financial point of view to the holders of the common shares (the "Wheaton River Shares"), of Wheaton River Minerals Ltd. ("Wheaton River") of the consideration payable under the offer dated August 23, 2004 (the "Offer") made by Coeur d'Alene Mines Corporation ("Coeur") to purchase all of the issued and outstanding Wheaton River Shares.

        In that regard, we hereby consent to the reference to, and the summary of, our opinion letter in the Directors' Circular dated September 2, 2004 of Wheaton River and to the inclusion of a copy of our opinion letter in the Directors' Circular.

                        Yours very truly,
                        (Signed) ORION SECURITIES INC.

CERTIFICATE

September 3, 2004

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Shares subject to the Offer within the meaning of the Securities Act (Québec).

On behalf of the Board of Directors

(Signed) IAN W. TELFER Director	(Signed) IAN J. MCDONALD Director

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

SCHEDULE "A"

GLOSSARY

        In this Directors' Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below.

"Aborted US Tender Offer" means the offer by Coeur to purchase all of the outstanding shares of Wheaton for Coeur Shares or Coeur Exchangeable Shares or a combination of cash and Coeur Shares or Coeur Exchangeable Shares, all as described in the Registration Statement on Form S-4 filed by Coeur with the SEC on July 13, 2004.

"Board of Directors" or "Board" means the Board of Directors of Wheaton. "Wheaton" means Wheaton River Minerals Ltd.

"Coeur" means, collectively, Coeur d'Alene Mines Corporation, Coeur d'Alene Mines Holdings Company and Coeur d'Alene Canadian Acquisition Corporation.

"Coeur Circular" means the take-over bid circular dated August 23, 2004 of Coeur in respect of the Coeur Offer.

"Coeur Exchangeable Shares" means exchangeable shares issued by Coeur d'Alene Canadian Acquisition Corporation, which shares entitle the bearer to exchange such shares for Coeur Shares on the basis of one Coeur Share for each exchangeable share.

"Coeur Shares" or "Coeur's Shares" means common shares in the capital of Coeur d'Alene Mines Holdings Company.

"Directors' Circular" means this Directors' Circular of the Board of Directors.

"Farris" means Farris, Vaughan, Wills & Murphy.

"Offer" or "Coeur Offer" means the offer by Coeur to purchase all of the outstanding Wheaton Shares for Coeur Shares or Coeur Exchangeable Shares or a combination of cash and Coeur Shares or Coeur Exchangeable Shares, all as described in the Registration Statement on Form S-4 filed by Coeur with the SEC on August 23, 2004 and in the Take-Over Bid Circular filed by Coeur with the securities commissions in each of the provinces of Canada on August 23, 2004 and mailed to Wheaton Shareholders on or about August 23, 2004.

"Orion" means Orion Securities Inc.

"SEC" means the Securities and Exchange Commission of the United States of America.

"Shareholders" or "Wheaton Shareholders" means holders of Shares.

"Shares" or "Wheaton Shares" or "Wheaton's Shares" means common shares in the capital of Wheaton.

"Special Committee" means the special committee of the Board of Directors consisting of Douglas Holtby (as Chair), Lawrence Bell and Ian McDonald.

"Wheaton Shareholder" means a holder of Wheaton Shares.

"Wheaton" means Wheaton River Minerals Ltd., a corporation incorporated under the Business Corporations Act (Ontario).

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

A-1

SCHEDULE B

OPINION OF ORION SECURITIES INC.

Orion Securities Inc. BCE Place 181 Bay Street Suite 3100 P.O. Box 830 Toronto, Ontario M5J 2T3 Telephone: (416) 848-3500 http://www.orionsecurities.ca

September 2, 2004

The Special Committee of the Board of Directors of Wheaton River Minerals Ltd. and
The Board of Directors of Wheaton River Minerals Ltd.
c/o Douglas Holtby, Chair of the Special Committee
Farris, Vaughan, Willis & Murphy
25th Floor, 700 West Georgia Street
Vancouver, BC V7Y 1B3

Dear Sirs and Mesdames:

        Orion Securities Inc. ("Orion") understands that Coeur d'Alene Mines Corporation ("Coeur" or the "Offeror") has made an offer (the "Offer") dated August 23, 2004 to purchase all of the outstanding common shares (the "Wheaton River Shares") of Wheaton River Minerals Ltd. ("Wheaton River" or the "Company") for consideration consisting of, at the election of each holder of Wheaton River Shares (the "Wheaton River Shareholders"): (i) up to Cdn$5.47 in cash, subject to proration if Wheaton River shareholders request in the aggregate more than Cdn$570 million; or (ii) .796 common shares of Coeur d'Alene ("Coeur Shares"); or (iii) .796 exchangeable shares of a Canadian subsidiary of Coeur, which are exchangeable, upon the terms described in the offer documents, for Coeur Shares on a one-for-one basis. The terms and conditions of the Offer are more fully set forth in that certain Offer to Purchase (the "Offer to Purchase") dated August 23, 2004 and filed, together with the related circular, (the "Take-over Bid Circular") with each of the provincial securities regulatory authorities in Canada and under cover of a Registration Statement on Form S-4 (the "Registration Statement") with the United States Securities and Exchange Commission.

        Orion further understands that a committee (the "Special Committee") of the board of directors (the "Board") of the Company has been constituted to consider the Offer and to make recommendations thereon to the Board. The Special Committee has retained Orion to provide advice and assistance to the Special Committee in evaluating the Offer, including the preparation and delivery to the Special Committee of Orion's opinion as to the fairness of the consideration under the Offer from a financial point of view to the Wheaton River Shareholders (the "Opinion"). Orion has not prepared a valuation of the Company, the Offeror or any of their respective securities or assets and the Opinion should not be construed as such.

Engagement

        Orion has acted as financial advisor to the Special Committee in connection with this transaction and will receive a fee for its services. In the past, Orion has provided financial advisory services to the special committee to the Board of Directors of the Company and financing services to the Company, including, financial advisory services in connection with prior proposals by the Offeror for the Wheaton River Shares (the "Prior Proposals") and have received fees for the rendering of such services. In addition Orion has provided financial advisory services to the Offeror unrelated to this transaction or the Prior Proposals and has received fees for the rendering of these services. Orion may continue to act as financial advisor to the Special Committee in connection with future transactions concerning the Company and receive a fee in connection therewith.

Credentials of Orion Securities

        Orion is one of Canada's leading independent investment banking firms, with operations in all facets of corporate finance, mergers and acquisitions, equity sales and trading and equity research. The Opinion expressed herein represents the opinion of Orion and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Other

        Orion consents to the inclusion of the Opinion in its entirety and a summary thereof approved by Orion in the directors' circular to be mailed to Wheaton River Shareholders and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province and territory of Canada and with the Securities and Exchange Commission in the United States, and with The Toronto Stock Exchange and the American Stock Exchange.

        Orion acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company and the Offeror or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Orion conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, the Offeror or the Offer.

Scope of Review

        In arriving at our opinion, Orion has (i) reviewed and analyzed the Offer to Purchase, the Take-over Bid Circular and the Registration Statement and related publicly available documents, (ii) reviewed and analyzed certain publicly available financial statements and other information of the Company and the Offeror (iii) performed a comparison of the consideration under the Offer to the results of a net asset value analysis of the Offeror and the Company; and (iv) performed a comparison of the multiples implied under the Offer to an analysis of recent precedent transactions; (v) performed a comparison of the consideration under the Offer to the recent trading levels of the Wheaton River Shares; and (vi) performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves by the Company and the Offeror to the pro forma relative ownership of the Offeror by the holders of Coeur Shares and Wheaton River Shareholders assuming the Offer is completed. In addition, Orion has had discussions with the Company's management concerning the Company's business, operations, assets and financial condition and have undertaken and/or reviewed such other corporate, industry and financial market information, investigations and analyses as Orion considered necessary or appropriate under the circumstances.

        Orion has not been denied access by the Company to any information requested by Orion. Orion did not meet with the auditors of the Company, and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of the Company and the reports of the auditors thereon.

  Assumptions and Limitations

        With the Special Committee's approval, Orion has assumed and relied upon, without independent verification, the completeness, accuracy and fair presentation of all of the information (financial or otherwise) data, documents, opinions, appraisals, valuations or other information and materials of whatsoever nature or kind reviewed by Orion and all information respecting the Offer, the Company and its subsidiaries and the Offeror and its subsidiaries (collectively, the "Information") obtained by Orion from public sources and from senior management of the Company and its consultants and advisers. The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information.

        Orion has assumed that all of the conditions required to implement the Offer will be met. Orion has not been asked to prepare and has not prepared a formal valuation of the Company or any of its assets or securities and the Opinion should not be construed as such. In arriving at its opinion, Orion has assumed that the Silver

Transaction had not been announced or completed. In addition, Orion expresses no opinion upon the merits, benefits or detriment to the Company of the "Silver Transaction". (as defined in that certain press release issued by the Company on July 14, 2004) between the Company and Chap Mercantile, Inc., as such.

        Orion has not been authorized to solicit, and has not solicited, indications of interest or bids from any third parties. In addition, Orion has not conducted an investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Offeror or any of its subsidiaries and the Opinion should not be construed as a valuation or appraisal of any assets or securities of the Offeror.

        The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition, financial and otherwise, of the Company, as it was reflected in the Information and as they have been represented to Orion in discussions with management of the Company. In its analyses and in preparing the Opinion, Orion made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Orion or any party involved in the Offer.

        The Opinion is provided to the Special Committee for its use only and may not be relied upon by any other person. The Opinion is given as of the date hereof and Orion disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to Orion's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion, including, without limitation, the terms and conditions of the Offer, or if Orion learns that the Information relied upon in rendering the Opinion was inaccurate, incomplete or misleading in any material respect, Orion reserves the right to change, modify or withdraw the Opinion.

        Orion believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion is not to be construed as a recommendation to any Wheaton River Shareholder as to whether to tender their Wheaton River Shares to the Offer.

Conclusion

        Based upon and subject to the foregoing, and such other matters as Orion considered relevant, Orion is of the opinion that, as of the date hereof, the consideration under the Offer is inadequate from a financial point of view to the Wheaton River Shareholders.

        In addition if the Silver Transaction had been completed by the Company immediately prior to the date hereof, Orion confirms that its opinion expressed above, would not change.

Yours very truly,
 ORION SECURITIES INC.

Please direct all enquiries to:
Kingsdale Shareholder Services Inc.
Scotia Plaza 40 King Street West, Suite 3600 Toronto, Ontario M5H 3Y2
Toll Free: 1-866-749-5464 Facsimile: 416-867-2271

REJECT COEUR'S OFFER AND DO NOT TENDER YOUR WHEATON SHARES

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WHEATON RIVER MINERALS LTD.
	By:	/s/ IAN TELFER Name: Ian Telfer Title: Chairman and Chief Executive Officer
Dated: September 3, 2004

QuickLinks

APPENDIX A
TABLE OF CONTENTS
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
DIRECTORS' CIRCULAR
RECOMMENDATION OF THE SPECIAL COMMITTEE TO THE BOARD
ANALYSIS AND REASONS FOR THE SPECIAL COMMITTEE'S CONCLUSION AND RECOMMENDATION
REASONS FOR THE DIRECTORS' RECOMMENDATION
BACKGROUND TO THE OFFER
THE SPECIAL COMMITTEE
INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS
ARRANGEMENTS OR AGREEMENTS REGARDING COEUR
ARRANGEMENTS OR AGREEMENTS REGARDING WHEATON
MATERIAL CONTRACTS
OWNERSHIP OF SECURITIES OF WHEATON
TRADING IN SECURITIES OF WHEATON
ISSUANCES OF SECURITIES OF WHEATON
OWNERSHIP OF SECURITIES OF COEUR
NO MATERIAL CHANGES
STATUTORY RIGHTS
APPROVAL OF DIRECTORS' CIRCULAR
CONSENT OF FINANCIAL ADVISORS
CERTIFICATE
On behalf of the Board of Directors
SCHEDULE "A"
GLOSSARY
SCHEDULE B OPINION OF ORION SECURITIES INC.
SIGNATURE